UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10/A

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

Filed October 19, 2012

KINBASHA GAMING INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Florida	86-0832362
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
200 N. Westlake Blvd., Suite 204 Westlake Village, California	91362
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (805) 435-1803
Securities to be registered pursuant to Section 12(b) of the Act: None
Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, no par value

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ ]	Smaller reporting company [X]

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References in this registration statement to the "Company," "we," "us" or "our" refer to Kinbasha Gaming International, Inc. ("Kinbasha") and its consolidated subsidiaries, including its 98% owned Japanese operating subsidiary Kinbasha Co., Ltd. ("Kinbasha Japan").

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IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

Our Status as an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”).  An emerging growth company is defined as a company with total annual gross revenues of less than $1 billion in its most recently completed fiscal year.  An emerging growth company will retain such status until the earlier of: (1) the fifth anniversary of the date it first sold securities pursuant to an IPO registration statement; (2) the last day of the fiscal year in which it first exceeds $1 billion in annual gross revenues; (3) the time it becomes a large accelerated filer (an SEC registered company with a public float of at least $700 million); or (4) the date on which the emerging growth company has, within the previous three years, issued $1 billion of nonconvertible debt.

Exemptions Available to Us as an Emerging Growth Company

For as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements, including, but not limited to:

Financial and Audit Requirements

Under the JOBS Act, emerging growth companies are subject to scaled financial disclosure requirements. Pursuant to these scaled requirements, emerging growth companies may:  (1) Provide only two rather than three years of audited financial statements in their IPO Registration Statement;(2) Provide selected financial data only for periods no earlier than those included in the IPO Registration Statement in all SEC filings, rather than the five years of selected financial data normally required; (3) delay compliance with new or revised accounting standards until they are made applicable to private companies; and (4) be exempted from compliance with Section 404(b) of the Sarbanes-Oxley Act, which requires companies to receive an outside auditor's attestation regarding the issuer's internal controls.

Offering Requirements

In addition, during the IPO offering process, emerging growth companies are exempt from: 1) restrictions on analyst research prior to and immediately after the IPO, even from an investment bank that is underwriting the IPO; 2) Certain restrictions on communications to institutional investors before filing the IPO registration statement; and 3) The requirement initially to publicly file IPO Registration Statements. Emerging growth companies can confidentially file draft Registration Statements and any amendments with the SEC. Public filings of the draft documents must be made at least 21 days prior to commencement of the IPO "road show."

Other Public Company Requirements

Emerging growth companies are also exempt from other ongoing obligations of most public companies, such as: (1) the requirements under Section 14(i) of the Exchange Act and Section 953(b)(1) of the Dodd-Frank Act to disclose executive compensation information on pay-for-performance and the ratio of CEO to median employee compensation; (2) certain other executive compensation disclosure requirements, such as the compensation discussion and analysis, under Item 402 of Regulation S-K; and (3) the requirements under Sections 14A(a) and (b) of the Exchange Act to hold advisory votes on executive compensation and golden parachute payments.

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Cautionary Note Regarding Forward-Looking Information

This registration statement contains forward-looking statements.  All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements.  The forward-looking statements are contained principally in the sections entitled “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations -- Risk Factors.”  In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements.

These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management.  Management believes that these forward-looking statements are reasonable as and when made.  However, readers should not place undue reliance on any such forward-looking statements because such statements speak only as of the date when made.  We do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.  In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results, events and developments to differ materially from our historical experience and our present expectations or projections.  These risks and uncertainties include, but are not limited to, those described in “Item 2 -- “Management’s Discussion and Analysis of Financial Condition and Results of Operations -- Risk Factors.” and elsewhere in this registration statement and those described from time to time in our future reports which we will file with the Securities and Exchange Commission.  You should read this registration statement and the documents that we have filed as exhibits to this registration statement completely.

Currencies

Unless indicated otherwise, in this registration statement all references to $ or dollars refer to United States dollars and references to yen mean the lawful currency of Japan.  Except for the financial statements and other financial information taken from the financial statements, for purposes of expressing financial information in dollars that has been derived from yen, we have converted yen to dollars at the rate of 1 dollar to 82.27 yen, the conversion rate in effect on March 31, 2012.

Reverse Stock Split

Kinbasha completed a 1 for 12 reverse stock split of its common stock on March 12, 2012.  Unless otherwise indicated, in this registration statement all references to numbers of shares and share prices reflect this reverse stock split.

Industry Data

All industry data has been obtained from the White Paper of the Pachinko Industry 2011 published by Yano Research Institute.

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ITEM 1.

BUSINESS

Overview

Kinbasha Gaming International, Inc. owns and operates retail gaming centers, commonly called "pachinko parlors," in Japan.  These parlors, which resemble Western style casinos, offer customers the opportunity to play the games of chance known as pachinko and pachislo.  For ease of reference, unless we are describing specific game characteristics, we will refer to pachinko and pachislo collectively as "pachinko."

Pachinko is played on machines that are similar to a vertical pinball machine and pachislo is played on machines similar to casino slot machines.  However, because the player controls certain moving parts of the machine, it is perceived that a certain degree of skill is involved, as well as chance.  Playing costs range from 0.5 yen to 4 yen per ball in pachinko and 5 yen to 20 yen per token in pachislo.  While players win balls and tokens, these machines do not offer big "jackpot" pay-outs like those paid by Western style slot machines.  Instead, the machines have a low token retention (“hold”) rate, and pay-outs are also kept modest in order to conform to Japan’s regulations regarding speculative entertainment activities.  In addition, direct gambling on pachinko is illegal in Japan, balls and tokens won cannot be exchanged for cash or other monetary consideration in the pachinko parlor, but instead are exchanged for prizes consisting of the types of goods found in convenience stores, such as snacks, drinks and cigarettes, or special prizes consisting of decorative cards embedded with a small piece of gold or silver or silver or gold pendants.  These special prizes are generally exchanged for cash with an independent prize buyer outside the pachinko parlor.

Pachinko is one of Japan’s most popular leisure activities.  It is estimated that in 2011, 16.7 million people played pachinko paying more than $227 billion in total wagers.  There are more than 12,000 pachinko parlors in Japan operated by more than 4,000 companies.  The three largest operators have an average of approximately 250 parlors and 130,000 pachinko machines.  We are not aware of any other operator that more than 50 parlors in Japan.

Our operations are conducted through a 98% owned Japanese subsidiary, Kinbasha Co. Ltd.  This subsidiary has been in this business since 1954.  As of August 31, 2012,we had 21 pachinko parlors with 7,460 pachinko machines.  Eighteen of our parlors are in the Japanese prefecture of Ibaraki, two are in the Tokyo metropolis, and one is in the prefecture of Chiba.

We had net revenues of $91.2 million and $23.6 million in our fiscal year ended March 31, 2012 and fiscal quarter ended June 30, 2012, respectively, and net losses of $6.0 million and $1.9 million in those periods, respectively.  As of June 30, 2012, we had total debt of $165.4 million, of which $122.5 million of debt was in default ($99.9 million of principal and $22.6 million of interest and penalty interest).  Most of the debt in default has been in default for six years.

The pachinko industry in Japan is highly regulated.  The pachinko business is considered an "amusement business" under Japanese law.  To operate a pachinko parlor, a pachinko parlor operator must have a license from the Public Safety Commission in the prefecture in which the parlor is located. In addition, Japanese laws prohibits pachinko parlor operators from being involved in the exchange of prizes for cash or securities by either providing cash or securities as prizes or repurchasing prizes for cash or securities.  In order to comply with this law, the industry operates in accordance with what is commonly referred to as the "Three Party System," which requires independence among pachinko parlor operators, prize buyers and prize wholesalers.  The law also restricts pay-out ratios, the value of the balls and tokens put into play and other aspects of the games.

Our United States headquarters are located in Westlake Village, California.  Our mailing address is 200 N. Westlake Blvd, Suite 204, Westlake Village, California 91362.  Our telephone number is 805-435-1803.

Corporate History

Kinbasha

Kinbasha was incorporated in 1996 in Arizona under the name “Gunslinger Records Inc.”  It initially conducted a music label and entertainment business, with an emphasis on management and production of recording artists.  By the middle of 2006, it had exhausted its capital resources, had significant debts, and ceased business activities.  From 2007 to 2009, Kinbasha reorganized, negotiating debt reductions with payments of cash and common stock.  In December 2009, the Company re-domiciled to Florida.

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During this period, management searched for a new business to acquire and in January 2011, Kinbasha consummated a share exchange with the shareholders of Kinbasha Japan pursuant to which Kinbasha acquired 98% of the outstanding capital interest of Kinbasha Japan, in exchange for 3,163,819 shares of Kinbasha common stock.  Concurrently with the closing, Kinbasha issued an additional 3,064,930 shares of Kinbasha common stock to various shareholders of Kinbasha Japan and others for consulting services related to the transaction.  The shares issued in the exchange and for services represented 80% of the outstanding shares of Kinbasha common stock immediately following the closing.  This transaction was accounted for as reverse recapitalization for financial reporting purposes.  Since this transaction, we have conducted our business through Kinbasha Japan.

In May 2011, Gunslinger changed its name "Kinbasha Gaming International, Inc."

Kinbasha, Japan

Kinbasha Japan was organized as a private enterprise under Japanese law in 1954 and opened its first pachinko parlor in Hitachi-shi, Ibaraki, Japan that year.  In 1957 Kinbasha Japan was converted into a corporation organized under Japanese law, under the name, “Kinbasha Co, Ltd”.  Over the years Kinbasha Japan has operated a number of different businesses including restaurants and two hotels, but the ownership and operation of pachinko parlors has been its primary business.

Business Plan

Our business plan is to expand our operations through opening new pachinko parlors in the Tokyo metropolitan area, close poorly performing pachinko parlors, and attempt to restructure or refinance our outstanding debt to obtain principal and interest reductions and/or payment deferrals.

In the early 2000s, we adopted an expansion strategy of adding pachinko parlors and other businesses.  From 2002 to 2007, we opened five pachinko parlors in the Ibaraki prefecture, upgraded two other pachinko parlors, opened five restaurants and purchased two hotels.

During the past decade the pachinko industry has been adversely affected by a number of developments, including:

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the adoption of a new government regulation in 2004, and phased in through 2007, intended to deemphasize the gambling nature of pachislo, setting a cap on the potential pay-out value of bonus rounds that could be accumulated during the course of play; this regulation resulted in a sharp drop in the popularity of pachislo, which adversely impacted the operating results of pachinko operators across the industry, including us;

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the recession and high unemployment in certain regions (including the regions where many of our parlors are located) brought on by the ongoing rise in value of the yen since 2007, reducing exports, which in turn weakened the Japanese economy and left Japanese workers with lower disposable income for leisure activities such as pachinko;

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the introduction of "one yen" pachinko (pachinko that cost one yen to play) in 2006 that increased game time for players but decreased the average net revenue per player;

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Increasingly diverse options for leisure activities (video games, smartphone apps, home theatre, etc.) that compete with pachinko for consumer discretionary spending, particularly among younger people; and

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the major earthquake and resulting tsunami in Japan in March 2011.

Our non-pachinko business activities were generally unsuccessful.  As a result, we have closed, sold or liquidated all of our hotels and restaurants as of July 1, 2012.

We financed our expansion with debt.  However, for the reasons set forth above, our pachinko revenues were lower than we projected, and we began defaulting on the debt in 2007.  As of June 30, 2012, we were in default on debt in the aggregate amount of $122.5 million.

We plan to expand our pachinko business by adding new pachinko parlors in the Tokyo metropolitan area.  The Tokyo metropolitan area has much greater population density than the Ibaraki prefecture, and our parlors in Tokyo are more successful than our other parlors.

We have three parlors that we consider are located in the Tokyo metropolitan area -- two in the Tokyo metropolis, and one located in the southern part of the Ibaraki prefecture that is directly linked to Tokyo through a subway line.  In fiscal years 2012 and 2011, these three parlors generated average net gaming revenues per parlor in excess of $8 million.  By contrast, our three highest performing other pachinko parlors (all of which were in the Ibaraki prefecture) generated average net gaming revenues of $6 million.

We would like to add three pachinko parlors per year for the next five years, or 15 additional parlors during that period.  These additions may be through opening new parlors or acquiring parlors operated by others.   We anticipate that each of these parlors will have around 500 pachinko machines.  We may also close less profitable or unprofitable pachinko parlors.

We estimate that we will need between $9 million and $11 million to open each new pachinko parlor in the Tokyo metropolitan area and to operate the parlor until it is cash flow positive.  We presently do not have the capital resources to acquire or open additional pachinko parlors.  Therefore, to implement our growth plan, we will need debt or equity financing from third parties.  It will be very difficult to obtain this financing because of our current financial condition and recent operating results.  We can give no assurance that we will be able to obtain this financing at all or upon terms that would be acceptable.  If we do not obtain additional financing to open or acquire one or more additional pachinko parlors, we will continue to operate with our existing parlors.

Lastly, our plan is to attempt to restructure our debt to obtain reductions or deferrals of principal, interest and default interest, or refinance the debt on more favorable payment terms.  For example, in February 2012, we restructured a loan in the amount of $6.5 million (including principal, accrued interest and default interest) to provide that if we make 12 monthly payments of $12,000, and a final payment of $840,000 in February 2013, the balance of the debt ($5.5 million) will be forgiven.  In addition, in fiscal year 2012, we recognized $870,000 of income from debt forgiveness on eight capital leases.  While our lenders have accepted reduced payments for a number of years, we can give no assurance that some or any of our lenders will agree to restructure their loans or forgive any portion of principal or accrued interest or will continue to accept payments less than the amounts required by their loan agreements.

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Pachinko

Pachinko

Pachinko is believed to have originated in Japan in the 1920s based on a vertical pinball-like device called the Corinthian Game that was imported into Japan from the United States  Pachinko is a game in which players shoot steel metal balls about 3/8” in diameter into a vertical machine that resembles a pinball machine.  The machine features pins that guide the direction of the balls into one of several slots in the machine.  Certain slots release more balls while other slots capture the ball.  The machines also have an automatic ball feeder that allows the player to quickly release balls into the machine.  The player uses a round knob at the bottom of the machine, thereby adding an element of skill to the game, to control the speed and force of the balls as they are released into the machine.  Pachinko machines today also feature digital displays in the background that resemble slot machines.  The digital display is activated when the balls touch certain areas within the machine and allow the player to win extra balls.  Upon completion of play, patrons can exchange balls for prizes, such as cigarettes, candy, and other merchandise, or a ‘special prize’ which can be exchanged for money.  See “The Tri-Party System” below.

Pachislo

Pachislo slot machines are similar to Western slot machines, and are also typically found in pachinko parlors.  The key difference between a Pachislo machine and a Western slot machine is that the player controls when each individual reel stops, thereby requiring a certain degree of skill as well as chance.  Another difference is that Pachislo machines do not offer the big “jackpot” pay-outs paid by Western slot machines.  Similar to the machine’s low token retention (“hold”) rate, pay-outs are also kept modest, to conform to Japan’s strict regulations regarding speculative entertainment activities.

Customer Experience

A customer entering a modern Japanese pachinko parlor who wishes to play pachinko would either insert either cash or a prepaid magnetic card obtained from one of several vending machines located around the gaming floor.  In either instance, the machine dispenses a specified number of balls or tokens into the machine’s loading tray or pay-out tray at a posted price per ball.  The customer then plays the game and, if successful, collects his or her winnings in plastic bins provided by the parlor by manually releasing a trap at the base of the machine’s collection tray.  When the customer is finished gaming, the customer transfers the filled bins to ball or token counting machines which automatically supply him or her with a magnetic or paper receipt for the number of balls or tokens collected.  The customer then presents the receipt at the redemption counter which offers the player a choice of credit towards retail goods sold by the store or a ‘special prize’ that can be exchanged for money at a special prize exchange station located within close proximity to the pachinko store.  See “The Tri-Party System” below.

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Ball/Token Redemption

The redemption price of balls or tokens won by customers is set at a lower price per ball/token than the buy-in price that customers pay before they start playing.  On average, the buy-in price for pachinko balls ranges from 0.5 yen to 4 yen per ball while the redemption rate ranges from to 0.25 yen to 4 yen per ball.  Ball purchase prices and redemption rates vary from store to store based on demographic and competitive factors.

Pachinko machines give players a typical pay-out ratio of between 85% and 120%.  A higher pay-out ratio gives players the feeling that they have had a winning session.  As a result, a pachinko parlor’s net revenues on total gross wagers are determined by a combination of the hold percentages set on the machines and the ball/token redemption ratio.  As in Western style casinos, a “looser” machine (one with a lower hold percentage) will increase the amount of time that a player will play without losing all of his or her investment, and result in a lower player velocity for the casino.  In order to remain profitable under such a scenario, the parlor must modify its ball/token redemption ratio to offset the low hold percentage on the machines.  Smaller parlor s typically employ this business model.  In contrast, better established, dominant properties with significant customer traffic offer the player higher redemption rates on “tighter” machines (higher hold percentages).  Under this configuration, player velocity is increased as players either lose more quickly or increase their level of wagers in order to fill the same amount of playing time.  Adjusting this all-important mix correctly is of critical importance in maximizing profitability and is the hallmark of an experienced operator.  The advancements in IT infrastructure for pachinko operations allow pachinko operators to monitor the profitability of each machine in accurate detail and in real-time.  Machines can be “adjusted” to provide higher or lower pay-out ratios, but regulations require that this adjustment can only be made overnight when the parlor is closed.

While balls and tokens can be redeemed for various prizes such as candy, cigarettes, consumer electronics and certain luxury items, the vast majority of the redemptions are for special prizes that are either decorative cards embedded with a small piece of gold or silver or silver or gold pendants.  The concept of the special prize has existed for decades in the pachinko business, although in recent years it has become significantly more refined.  Under Japanese law, it is not permissible for the pachinko parlor to exchange pachinko balls or pachislo tokens for currency, gold or securities.  As a result, the Japanese pachinko industry has established the "tri-party system" whereby customers can exchange balls/tokens for certain objects of nominal value which act as a mode of exchange between the store, the customer, and a completely unrelated business entity that will accept the object from the customer in exchange for cash.

The Tri-Party System

There are three parties involved in the tri-party system.  These are the pachinko parlor, the prize buyer and the prize wholesaler.  Each of the parties must be completely unrelated to the others, both legally and economically, in order to avoid a violation of Japanese law.

We maintain an arms-length ad hoc relationship with prize wholesalers.  We purchase special prizes from the prize wholesaler in quantities sufficient to meet our anticipated needs.The prize wholesaler and prize buyer have a similar ad hoc relationship to which we are not a party.  The third component of the tri-party system is the relationship between the customer and the prize buyer.  A prize buyer maintains a freestanding or leased facility nearby our parlor consisting of a manned window.  A customer possessing special prizes will exit the parlor and exchange them for cash at the prize buyer’s window.

The tri-party system is explicitly designed and regulated to be in compliance with Japan’s Law Concerning Regulation and Rationalization of Businesses Affecting Public Morals.  Insofar as the parlor operator has no contractual relationship with the prize buyer, and is economically and legally indifferent to the buyer’s business activities, the parlor operator is effectively removed from two of the three prize exchange transactions and the parlor operator is involved only in the purchase of special prize inventory from the prize wholesaler.  Thus, given the form of the prize exchange system and assuming the independence of the three parties, as both a legal and economic matter, the tri-party system has been designed by the industry and the regulators specifically to preclude a violation of the law.

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The Pachinko Industry

Pachinko, along with public lotteries and horse, motorboat, and cycle racing, is one of the key segments of the Japanese gaming industry.  Pachinko is one of Japan’s most popular leisure activities.  In a country of 127 million, it is estimated that in 2011, 16.7 million people played pachinko paying more than $227 billion in total wagers.  There are more than 12,000 pachinko parlors in Japan operated by more than 4,000 companies and employing more than 300,000 persons.  While pachinko was traditionally played primarily by males of legal gambling age (18 and over), pachinko has grown to appeal to Japanese women as well.  To cater to the significant number of female players, many stores now feature refrigerators in which housewives can temporarily place their purchased groceries while they play, and which may feature prizes such as designer brands that appeal to women.

Due to the importance of pachinko to Japan’s economy both as a source of employment and a significant contributor to the country’s annual tax revenues, the government of Japan has made a conscious effort to establish and enforce laws to protect consumers, rid the industry of criminal elements and raise the public image of the pachinko industry.

Government Regulation of the Pachinko Industry

The pachinko business is considered an "amusement business" under Japanese law.  To operate a pachinko parlor, a pachinko parlor operator must have a license from the Public Safety Commission in the prefecture in which the parlor is located.  The application fee for a license is generally several thousand dollars, and there are no other periodic fees.

Japanese laws essentially prohibit gambling organized by private entities.  However, pachinko is considered part of the leisure industry, which is exempt from the prohibition against gambling.  Pachinko is regulated by the Japanese National Police Agency (“NPA”), through the prefectural police departments, which has taken the stance that pachinko is not gambling but simply a “reasonably speculative form of pastime.”  Pachinko regulations fall under the Entertainment Establishment Control Law and the ministerial ordinances and regulations thereunder.  Customers must be at least 18 years of age.  Pachinko parlors are open seven days a week; however, they are not permitted to operate between the hours of 11 p.m. and 9 a.m.  Customers are forbidden from taking pachinko balls from the stores and therefore ‘rent’ the balls with which they play.

A key element of the regulations is the law forbidding pachinko parlors from giving cash or securities as a prize or repurchasing prizes for cash or securities.  In addition, there exist a number of other regulations such as requirements regarding qualifications to obtain pachinko store operating licenses, machine designs and pay-out ratios and regulations pertaining to the pachinko store facilities themselves.  Although law in Japan prohibits casino gambling, a statutory system of laws has been established that allows pachinko operators to provide gaming services to its customers.  See “Pachinko --The Tri-party System” above.

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Our Business

Pachinko Parlors

We operate 21 pachinko parlors, 18 of which are in the prefecture of Ibaraki, two of which are in the Tokyo metropolis and one of which is in the prefecture of Chiba.  Our parlors are strategically located in areas that are convenient and accessible to local residents.  Our parlors are clean , attractive and comfortable.  Six of our parlors have cafes located on the premises, and three of our parlors have on premise child sitting services.

Our pachinko parlors are customer-oriented retail stores.  We deal with operational issues similar to other service sector businesses such as restaurants and hotels.  Our employees spend most of their time in direct contact with customers; exchanging fully loaded balls/tokens boxes, carrying the balls /tokens box to a ball/token calculating machine and handling questions from patrons.  Some of our parlors offer cocktail service and/or food service.  During peak hours we typically maintain a minimum of five or six employees on hand to deal with patrons, clean machines and facilities, provide regular maintenance and repair for the machines, and at some locations to operate food courts and nurseries.

Parlor Statistics

The following table sets forth certain revenue information at the end of or for the specified fiscal years ended regarding our pachinko parlors:

	Fiscal Year 2011	Fiscal Year 2012
Number of parlors	23	21
Total number of pachinko machines	7,624	7,128
Average number of employees/parlor	41	40
Average number of machines/parlor (1)	356	351
Average net revenue per parlor (2)	$3,816,000	3,812,000
Average wagers per square foot	$2,500	$2,600
Average wagers per machine	$65,800	$68,800
Average net revenue per machine	$11,400	$11,200

(1)

At March 31, 2012, our largest parlor had 520 machines and our smallest parlor had 164 machines.

(2)

Net revenues is total wagers less customer pay-outs.

Seasonal Patterns

Our business is impacted by seasonal trends.  In general, our busy months are January, May and August, during which there are seven to ten holidays in each month.  September to November is generally the slowest period, with gross revenues as much as 10% less than other periods.

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Pachinko Machines

Pachinko machines cost between $3,600 and $5,000 each and have a typically useful life of one year.  Pachislo machines cost between $3,900 and $6,200 and have a useful life of 18 months.  Machines are replaced because they wear out or they become technologically obsolete due to the introduction of new models.

We are aware of approximately 55 companies that manufacture pachinko machines.  Popular machines tend to be released in April, the beginning of summer and at the end of year, in order meet demand according to seasonal trends.  However, machines are not always available for our purchase or delivery at the times we request, and sometimes larger competitors come in and buy up the market inventory of new machines during these months.

In order to sustain customer interest and gameplay activity, we must continually replace old machines with new ones.  We must regularly set aside cash or obtain financing from the seller or third parties to fund the cost of machine replacement.  During the past several years, we have been unable to obtain third party financing and thus we have relied primarily on seller financing to fund the purchases of our pachinko machines.  Typically, we pay the purchase price over five months.  Our results of operations would be materially adversely impacted if we are unable to regularly replace existing machines.

Employees

As of June 30, 2012, we had 212 full time employees, of whom approximately 154 were engaged in operations, 31 were engaged in finance, legal and administration, and 27 were engaged in marketing.  In addition, as of that date we employed approximately 772 part-time employees.  None of our employees are represented by a labor union or covered by a collective bargaining agreement.  We consider our relations with our employees to be good.

Competition

The Japanese pachinko industry is highly competitive.  It is estimated that there are more than 4,000 operators and 12,000 parlors housing an aggregate of approximately 4.5 million pachinko machines throughout the country.  Most of the pachinko operators operate one or two parlors.  However, there are a number of very large operators, the three largest of which are Maruhan Co., Ltd., Dynam Co., Ltd. and Gaia Co. Ltd.  In 2011: (i) Maruhan Co. Ltd. operated 269 parlors with 154,000 pachinko machines throughout Japan and generated total wagers of more than $24 billion; (ii) Dynam Co., Ltd. operated 325 parlors with 143,000 pachinko machines in 46 of the 47 Japanese prefectures and generated more than $10 billion in total wagers; and (iii) Gaia Co. Ltd. operated 191 parlors and 93,000 machines that generated more than $4 billion of total wagers.  We are not aware of any other operator that has more than 40 parlors in Japan.

In Japan, we rank 80th in the industry by total wagers and 50th in the industry by number of pachinko parlors.  We are the largest operator in Ibaraki prefecture by number of parlors.  We are not a significant competitor in the pachinko industry in the Tokyo metropolitan area.

The trend in the Japanese pachinko industry is to open larger parlors with more than 700 pachinko machines.  These large parlors are drawing customers from smaller parlors, particularly those with less than 300 pachinko machines (as are some of our parlors).

We compete with other pachinko parlors in close proximity to our parlors on the basis of customer service, equipping our stores with the most popular game titles, effectively managing promotions, offering attractive prizes and efficient brand driven advertising campaigns.  However, many of our competitors, including larger operators, may have greater access to financial, marketing and managerial resources than we do, have greater brand recognition and may offer different array of pachinko and other games.

In addition, we face competition from other types of entertainment and gaming activities, including offshore gaming, web-based gaming, and potentially interactive gaming channels.  For example, social networking websites in Japan such as Mixi, and mobile phone gaming applications such as Mobage, have recently introduced alternative gaming platforms which may compete with our pachinko gaming business.  Horse racing, which is run by the Japan Racing Association and local government, may also compete with us.

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Website Access to SEC Filings

The Company plans to file electronically with (or furnishes to) the SEC its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports pursuant to Section 13(a) of the Securities Exchange Act of 1934, in the future. The Company will make available free of charge on its web site www.kinbashainc.info all such reports as soon as reasonably practicable after they are filed in the future.

The SEC maintains an Internet site that contains reports, proxy information and information statements, and other information regarding issuers that file electronically with the SEC. The address of that website is http://www.sec.gov.  The materials will also be available at the SEC’s Public Reference Room, located at 100 F Street, Washington, D.C. 20549.  The public may obtain information through the public reference room by calling the SEC at 1-800-SEC-0330.

ITEM 1A.

RISK FACTORS

Not applicable

ITEM 2.

FINANCIAL INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We own and operate 21 pachinko parlors in Japan.  Our revenues consist primarily of customer wagers at our parlors and to a lesser extent food and beverages sold at these parlors.  Our costs include payoffs to customers, the costs of operating the pachinko parlors, and general and administrative costs.

Our functional currency is the yen, and accordingly our earnings and assets are denominated in yen.  As a result, appreciation or depreciation in the value of the yen relative to the dollar would affect our financial results reported in dollars without giving effect to any underlying change in our business or results of operations.  In fiscal year 2012, the yen was generally stronger when compared to the dollar, and accordingly our results of operations reported in dollars appear stronger than they are when expressed in yen.

Our revenues declined from $94.9 million in fiscal year 2011 to $91.2 million in fiscal year 2012.  The principal reason for this decline was the massive earthquake and resulting tsunami in Japan on March 11, 2011 and the permanent closing of one poorly performing pachinko parlor in May 2011.  The earthquake caused severe damage at one of our parlors, requiring it to be closed for repair and renovation for all of fiscal year 2012, and also limited our operating hours for our other parlors for a number of months.

Our revenues increased from $19.1 million in quarter ended June 30, 2011 to $23.6 million in the quarter ended June 30, 2012.  The principal reason for this increase was that the 2011 quarter was adversely impacted by the March 2011 earthquake.

Historically, in addition to our pachinko operations, we operated restaurants and two hotels.  These businesses were generally unsuccessful and materially adversely affected our results of operations and financial condition, and most of these we closed or sold several years ago.  During the past two fiscal years, we operated three restaurants.  In July 2012, we sold these restaurants.

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Our net loss decreased from $11.9 million (restated) in fiscal year 2011 to $6.0 million in fiscal year 2012.  This decrease was due to decreases in cost of revenues and operating expenses, which more than offset the decline in net revenues.  Our net loss for the quarter ended June 30, 2012 was $1.9 million, compared to a net loss of $5.3 million for the quarter ended June 30, 2011.  The decrease in net loss was due primarily to increase of revenue, which we had recovered from major earthquake.

We generally finance the costs of opening our pachinko parlors and pachinko machines and other fixed assets used in the parlors.  This debt is usually secured by the real estate or equipment purchased.   As of June 30, 2012, we had total debt of $165.4 million, of which $122.5  million was in default.  We incurred most of this debt in default in the early 2000s to finance expansion efforts in which we opened five pachinko parlors, renovated two other pachinko parlors, opened five restaurants and purchased two hotels.  However, we did not generate the revenues anticipated for a number of reasons, including adverse changes in the Japanese economy and changes in pachinko regulations by the Japanese government.  See "Business -- Business Plan."

During this period, we have worked with our lenders and in many cases have obtained forbearances and loan modifications that have allowed us to effectively extend the maturity of our debt through interest only and/or reduced principal payments, generally negotiated on a six month or annual basis.  Lenders with whom we have not negotiated forbearances or loan modifications have accepted lower payments without bringing legal action or foreclosing on their security.  As of the date of this registration statement, we were not subject to any litigation or foreclosure proceedings with respect to our debt.

Our future success will depend in part upon our ability to restructure a substantial part of our defaulted debt to obtain forgiveness of some amount of principal and interest (including default interest) and/or the material extension of the maturity dates of the debt, or to refinance that debt on more favorable terms.  There is no assurance that our lenders will agree forgive any portion of our debt or continue to accept reduced payments or that we will be able to refinance the debt.

In addition, our plan is to open new pachinko parlors in the Tokyo metropolitan area, as our existing Tokyo parlors have been more successful than our Ibaraki and Chiba parlors.  However, we will need financing to open any new pachinko parlors, and it will be very difficult for us to obtain additional financing because of our current financial condition and recent operating results.

Results of Operations  --  Comparison of Fiscal Years 2012 and 2011

Net Revenues

Net gaming revenues as a percentage of total wagers were as follows for the periods presented:

	FY 2012		FY 2011
	(dollars in thousands)
Total wagers	$517,190	100.0%	$508,217	100.0%
Customer pay-outs	432,610	83.6	420,554	82.8
Net gaming revenues	$84,580	16.4%	$87,663	17.2%

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Consistent with the gaming industry, we report as net revenues the total wagers less customer pay-outs.  Our net gaming revenues declined in fiscal year 2012 principally because of the massive earthquake and resulting tsunami in Japan on March 11, 2011 and the permanent closing of one poorly performing pachinko parlor in May 2011.  This resulted in a decrease in the number of active pachinko machines from 7,624 at March 31, 2011 to 7,128 at March 31, 2012.

Although expressed in dollars total wagers increased from fiscal year 2011 to fiscal year 2012, this was due to foreign currency translation, as total wagers expressed in yen decreased 6.0% from fiscal year 2011 to fiscal year 2012.  This decline was due in part to a decline in the number of the customers, a decline in the average wager per customer, and a shift in customer play from high-risk high-return machines, to low-risk low-return machines.  Management believes these declines are in part due to our inability to adequately and timely refurbish the amenities of our parlors and its machines, due to a lack of money.

Our pay-out ratio increased from 82.8% in fiscal year 2011 to 83.6% in fiscal year 2012.  Following the March 2011 earthquake, we increased the pay-out ratios through the first six months of fiscal year 2012 to generate greater customer traffic.  After the first six months, we reduced pay-out ratios to pre-earthquake levels.

Revenues from our food and beverage operations declined from $7.2 million in fiscal year 2011 to $6.7 million in fiscal year 2012.  These revenues include revenues from food and beverage operations at our pachinko parlors and revenues from our three restaurants.  Restaurant revenues were $4.0 million and $4.3 million in fiscal years 2011 and 2012, respectively.  In July 2002, we sold the business rights for these restaurants and thus food and beverage revenues will decline in fiscal year 2013.

Cost of Revenues

Cost of revenues as a percentage of net revenues was as follows for the periods presented:

	FY 2012	FY 2011
Salaries and wages	21.5%	20.3%
Depreciation	30.4	34.9
Facilities and other	23.6	22.7
Disposal of property and equipment	2.0	2.8
Cost of revenues, other	1.7	2.3
Total Cost of Revenues	79.2%	83.0%

Our cost of revenues consists primarily of the costs and expenses of operating our pachinko parlors.  Those costs include salaries and payroll overhead for parlor employees, depreciation and amortization expense for the buildings, building improvements and gaming machines, and the disposal of property and equipment (including gaming machines and property and equipment) that we dispose of prior to the assets reaching the end of their useful life.  The major element of the disposal of property and equipment is gaming machines.  We dispose of these assets either due to lack of performance upon installation or the performance declines prior to the end of the assets useful life.  The cost of disposal of property and equipment is net of proceeds received from the sale of the assets.  Other cost of revenues include principally costs of our restaurant operations.

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Our cost of revenues decreased by $6.6 million from fiscal year 2011 to fiscal year 2012.  This decrease was due primarily to a $5.5 million reduction in depreciation due to fewer machines and improved machine management through exchanging machines among our various parlors and installing used rather than new machines in various situations.  In addition, the cost of disposal of property and equipment decreased $852,000 due to a reduction in the number of machines disposed rather than recycled into our other pachinko parlors.  While facilities expense increased and salaries and wage expense were about the same in dollars, in yen they decreased 5.5% and 9.0%, respectively, due to the closing of two pachinko parlors.

Operating Expenses

Operating expenses as a percentage of net revenues were as follows for the periods presented:

	FY 2012	FY 2011
Marketing and advertising	4.0%	4.1%
General and administrative	15.3	16.5
Total Operating Expenses	19.3%	20.6%

Our marketing and advertising activities consist primarily of distributed flyers through local newspapers to reach customers in the geographic areas serviced by our pachinko parlors.  Marketing and advertising expenses declined from $3.9 million in fiscal year 2011 to $3.7 million in fiscal year 2012.  This small decrease was due to a decrease in the number of pachinko parlors, as our advertising is primarily local for each particular parlor.

General and administrative expenses declined from $15.7 million in fiscal year 2011 to $14.0 million in fiscal year 2012.  The decline was due primarily to a savings of $578,000 resulting from the cancellation of company paid life insurance policies for our directors and a $434,000 reduction in consulting expenses.  In additional, professional fees increased by $1.0 million in fiscal year 2012 due primarily to fees for the audits of our financial statements.  General and administrative costs included $750,000 in each of fiscal years 2011 and 2012 from a stock bonus to an executive officer.

Other Income and Expenses

Other income and expense consists primarily of interest paid on our debt.  Interest expense was $8.0 million and $8.1 million in fiscal years 2011 and 2012, respectively.  This included default interest of $5.0 million and $3.9 million in fiscal years 2011 and 2012, respectively.  In 2012, we recognized $870,000 of income from the forgiveness of debt relating to eight capital leases.  In fiscal year 2011, other expenses also included $634,000 of earthquake repair costs.

Results of Operations  --  Comparison of Quarters ended June 30, 2012 and 2011

Net Revenues

Net gaming revenues as a percentage of total wagers were as follows for the periods presented:

	Quarter ended June 30,
	2012		2011
	(dollars in thousands)
Total wagers	$134,906	100.0%	$123,751	100.0%
Customer pay-outs	112,472	83.4	105,782	85.5
Net gaming revenues	$22,434	16.6%	$17,969	14.5%

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Our net gaming revenues increased in the quarter ended June 30, 2012 from the quarter ended June 30, 2011 principally because the 2011 quarter was adversely impacted by the March 2011 earthquake.  In April 2012, we reopened a parlor badly damaged in the earthquake.  As a result, our active pachinko machines increased from 7,068 at June 30, 2011 to 7,398 at June 30, 2012.

Our pay-out ratio decreased from 85.6% in the quarter ended June 30, 2012 to 83.4% in the quarter ended June 30, 2012, which positively impacted our net gaming revenues.  Our payout ratio decreased primarily due to the fact that we increased the pay-out ratios through the first six months of fiscal year 2012 to generate greater customer traffic following the March 2011 earthquake.

Revenues from our food and beverage operations increased from $1.1 million in the quarter ended June 30, 2011 to $1.2 million in the quarter ended June 30, 2012.  These revenues include revenues from food and beverage operations at our pachinko parlors.

Revenues from our three restaurants (which are included in food and beverage operations) were $841,000 and $1.0 million in quarters ended June 30, 2011 and 2012, respectively.  On July 1, 2012, we sold these restaurants and thus we will not generate any further revenues from these restaurants.

Cost of Revenues

Cost of revenues as a percentage of net revenues was as follows for the periods presented:

	Quarter ended June 30,
	2012	2011
Salaries and wages	21.7%	23.6%
Depreciation	32.3	39.6
Facilities and other	22.1	24.4
Disposal of property and equipment	2.8	2.0
Cost of revenues, other	1.3	1.8
Total Cost of Revenues	80.2%	92.2%

Our cost of revenues increased by $1.5 million from the quarter ended June 30, 2011 to the quarter ended June 30, 2012.  This increase was due primarily to a $630,000 increase in compensation due to reduced compensation in the 2011 quarter because of the earthquake, and to a $557,000 increase in facilities expense related to the re-opened pachinko parlor.

Operating Expenses

Operating expenses as a percentage of net revenues were as follows for the periods presented:

	Quarter ended June 30,
	2012	2011
Marketing and advertising	4.5%	3.9%
General and administrative	15.4	17.2
Total Operating Expenses	19.9%	21.1%

Marketing and advertising expenses increased from $0.7 million in the quarter ended June 30, 2011 to $1.1 million in the quarter ended June 30, 2012.  This increase was due primarily to additional advertising in connection with the reopening of the pachinko parlor in April 2012. In addition, in 2011, we refrained from promotional activities for a period following the earthquake.

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General and administrative expenses increased from $3.3 million in the quarter ended June 30, 2011 to $3.7 million in the quarter ended June 30, 2012.  The increase was due primarily to bonuses of $449,000 accrued during the quarter.

Other Income and Expenses

Other income and expense consists primarily of interest paid on our debt.  Interest expense was $3.0 million and $2.2 million in the quarters ended June 30, 2011 and 2012, respectively.  Interest expense in the 2012 quarter was lower due primarily to lower accruals of default interest and lower levels of debt.

Financial Condition, Liquidity and Sources of Capital

Financial Condition

Total assets decreased from $151.0 million at March 31, 2011, to $143.6 million at March 31, 2012 primarily due to a decrease in the net book value of property and equipment and a decrease in other assets.  This decrease was due to a reduction in the number of pachinko machines due to the closing of one pachinko parlor.  Total assets increased to $149.9 million at June 30, 2012, primarily due to an additional $3.4 million of property at our reopened pachinko parlor.

Other assets decreased from $19.3 million at March 31, 2011 to $14.2 million at March 31, 2012.  Other assets consist principally of security deposits related to leases on our pachinko parlors, and the reduction was due principally to the return of a $4.8 million security deposit related to the pachinko parlor we permanently closed in May 2011.  Other assets increased to $14.6 million at June 30, 2012 from $14.2 million at March 31, 2012, due to the change in the currency exchange rate.

Our accounts payable and accrued expenses increased by $6.3 million from March 31, 2011 to March 31, 2012, due in general to slower payments due in in part from cash disruptions following the earthquake.  Our accounts payable and accrued expenses increased by $4.0 million from March 31, 2012 to June 30, 2012, due principally to an increase in accrued interest.

Our debt, consisting of notes payable, capital lease obligations, bonds and related party debt, was $170.4 million at March 31, 2011, $159.8 million at March 31, 2012 and $165.4 million at June 30, 2012.  At June 30, 2012, the debt included $142.7  million of principal and $22.7  million of accrued interest (including default or penalty interest).  Substantially all of our assets are collateral for one or more of our loans.  Our bank debt, in the aggregate amount of $120.2  million at June 30, 2012, is secured and bears interest at fixed rates ranging from 0.09% per annum to 4.4% per annum (other than default rates), with a weighted average fixed rate of approximately 3.50% per annum at June 30, 2012.  Our finance company debt, in the aggregate amount of $15.7  million at June 30, 2012, is generally unsecured and bears interest at fixed rates ranging from 6.0% per annum to 44.75% per annum, with a weighted average fixed rate of approximately 8.50% per annum at June 30, 2012.

We estimate that we will spend approximately $26 million on capital expenditures in fiscal 2013, which includes approximately $6 million for improvements to existing pachinko parlors and $20 million for new pachinko machines for existing pachinko parlors.  We plan to fund these expenditures with cash flows from operations.

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Debt in Default

At June 30, 2012, we were in default on debt in the aggregate amount of $122.5  million, as compared to $128.9 million at March 31, 2012 and $146.3  million at March 31, 2011.  At June 30, 2012, debt in default included principal of $99.9  million and accrued interest (including default or penalty interest) of $22.6 million.

This debt has been in default for periods of up to six years.  Most of the debt provides for penalties or default interest upon default, generally at 14% per annum.

For the past several years, we have worked with our lenders and in many cases have obtained forbearances and loan modifications that have allowed us to effectively extend the maturity of our debt through interest only and/or reduced principal payments, generally negotiated on a six month or annual basis.  Lenders with whom we have not negotiated forbearances or loan modifications have accepted lower payments without bringing legal action or foreclosing on their security.  As of the date of this registration statement, we were not subject to any litigation or foreclosure proceedings with respect to our debt.

The following table provides certain information regarding our debt in default with respect to each lender to whom our defaulted debt exceeded 5% of our total assets at June 30, 2012.  The outstanding balances are as of June 30, 2012.

		Outstanding
Lender	Origination Years (Default Year)(1)	Principal	Interest(2)	Total	Other Information(3)(4)
		(dollars in thousands, except under Other Information)
Higashi-Nippon Bank	14 loans 1994-2007 (2006)	$32,909	A: $2 D: 0	$32,911

Secured by 5 parcels of land and 6 buildings, including the principal office in Japan. Lender has extended maturity date in six month intervals, with current maturity date 3/30/13.  In fiscal 2013, we have been making payments of $126,000 per month.

Morgan Stanley Credit Products Japan Co.,ltd.	6 loans 1996-2006 (2006)	$27,890	A: $4,490 D: 0	32,380

Purchased loans from Mitsubishi Tokyo UFJ Bank in March 2012. Secured by 3 parcels of land and 5 buildings.  No formal extension of maturity.  In fiscal 2013, we have been making payments of $112,000 per month.

Jogashima Limited Liability Company	12 loans 1990-2006 (2006)	$11,559	A: $7 D: 0	11,566	Purchased loans from Joyo Bank in September 2012. Secured by 5 parcels of land and 7 buildings. In fiscal 2013, we have been making monthly payments of $44,000 per month.
Sumitomo Mitsui Banking Corporation	4 loans 2003-2004 (2006)	$7,507	A: 0 D: $4,120	11,627	Secured by 2 parcels of land and 2 buildings. No formal extension of maturity. In fiscal 2013, we have been making payments of $29,000 per month.

_____________________

(1)

Year of first default

(2)

A is accrued interest, D is default interest accrued.

(3)

All of the Company's real properties are collateralized by one or more mortgages, in some cases up to four mortgages.

(4)

Since the initial defaults in 2006, we have been making monthly payments in amounts based on discussions with our lenders, with an agreed upon interest rate of 3.5% per annum.  The amount of the payments varies from time to time (generally on an annual basis), based primarily on the amount of principal payments we advise the lenders we can make.  The principal payment ratio in fiscal year 2012 is 1%, as compared to 0.5% in fiscal year 2012 and 0% in fiscal year 2011.  While most of our lenders have accepted payments at these rates in the past, they have not been obligated to do so there is no assurance they will continue to accept such payments in the future.

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Our future success will depend in part upon our ability to renegotiate a substantial part of our defaulted debt or refinance the debt on more favorable terms.  We will seek to obtain forgiveness of some amount of principal and interest (including default interest) and/or the material extension of the maturity dates of the debt.  For example, in February 2012, we restructured a loan in the amount of $6.5 million (including principal, accrued interest and default interest) to provide that if we make 12 monthly payments of $12,000, and a final payment of $840,000 in February 2013, the balance of the debt ($5.5 million) will be forgiven.  However, there is no assurance that any of our other lenders will agree to forgive any portion of our debt or continue to accept reduced payments, or that we will be able to refinance any portion of the debt.

In 2009, the Japanese government imposed a moratorium on lenders regarding loans to homeowners and small to medium sized businesses.  Lenders were encouraged, but not obligated, to agree to loan modifications to extend maturity dates, reduce payments and forgive portions of the loan.  This moratorium is presently scheduled to expire on March 31, 2013.  It is possible that some of our lenders may have been dissuaded from more aggressive collection efforts by the moratorium, and may bring litigation or foreclosure actions if the moratorium ends.

Our future success depends in large part on our ability to restructure and refinance our debt in order to reduce interest costs and match current debt payments with available cash flow.  If we are unable to restructure or refinance our debt, we face potential litigation and foreclosure on our existing assets.  Further, collection or foreclosure actions by some lenders may induce other lenders to take similar actions.  Because we do not have the financial resources to pay our defaulted debt, our creditors could force Kinbasha Japan into a liquidation bankruptcy, in which event we would lose our pachinko licenses and Kinbasha Japan would cease operations.

Cash Flows

During fiscal years 2012 and 2011, we generated $34.4 million and $32.5 million, respectively, of cash flows from operating activities.  The increase in cash flows from operating activities is a result of an increase in accounts payable and accrued expenses offset in part by reduced depreciation and amortization.

During fiscal years 2012 and 2011, we used cash of $19.7 million and $27.5 million, respectively, for investing activities.  The decrease was due in part to a $3.3 million reduction in equipment purchases and a $4.8 million decrease in other assets consisting of a security deposit on a terminated parlor.  The 2011 expenditures included $891,000 to refurbish a building, $344,000 to supply 85 new machines, and $3.2 million for improvements and equipment at the renovated parlor, which opened in June 2010.

During fiscal years 2012 and 2011, we used cash of $12.1 million and $5.7 million, respectively, for financing activities, primarily to pay debt.  We are generally required to apply any net positive cash flow from our operating and investing activities to repay debt.

During the quarters ended June 30, 2012 and 2011, we generated $10.6 million and $4.6 million, respectively, of cash flows from operating activities.  The increase in cash flows from operating activities is primarily a result of an increase in accounts payable and accrued expenses.

During the quarters ended June 30, 2012 and 2011, we used cash of $10.1 million and $2.4 million, respectively, for investing activities.  This increase was due in part to a $6.8 million increase in equipment purchases due to the reopening of a pachinko parlor and new pachinko machines at our existing parlors.

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During the quarters ended June 30, 2012 and 2011, we used cash of $866,000  and $1.8 million, respectively, for financing activities, primarily to pay debt.  We are generally required to apply any net positive cash flow from our operating and investing activities to repay debt.

Liquidity

We incurred net losses during fiscal years 2012 and 2011 and in the first quarter of fiscal 2013, and as of June 30, 2012 and March 31, 2012 and 2011, we had working capital and shareholders’ deficits.  Starting in 2006, we had begun experiencing financial problems, which has caused us to become delinquent in repayment of a large portion of our debt.

We do not have the financial resources or liquidity to repay our debt that is in default.  Most of this debt has been in default since 2006.  During this period, we have worked with our lenders and in many cases have obtained forbearances and loan modifications that have allowed us to effectively extend the maturity of our debt through interest only and/or reduced principal payments, generally negotiated on a six month or annual basis.  Lenders with whom we have not negotiated forbearances or loan modifications have accepted lower payments without bringing legal action or foreclosing on their security.  As of September 30, 2012, none of our lenders had brought litigation or foreclosure proceedings with respect to any of our debt.

Assuming our lenders continue to accept payments at levels comparable to our payment levels during the past several years and do not initiate other collection or foreclosure actions, and assuming there is no material adverse change in the pachinko industry generally, we believe our business will generate sufficient cash from operations to pay our expenses when due for the next twelve months.

However, at current levels, we are not generating sufficient cash flows to make any substantial reduction in our outstanding debt.  We will attempt to renegotiate a substantial part of our debt to obtain the forgiveness of some amount of principal and accrued interest (including default interest) and/or the material extension of the maturity dates of the debt.  We can provide no assurance that our lenders will agree to any of these changes or will not seek to collect their loans through litigation or foreclose actions.

We also want to open new pachinko parlors in the Tokyo metropolitan area, where our more successful pachinko parlors are located, to generate greater positive cash flow.  To do this, we will need additional financing and we have had difficulty obtaining financing as a result of our current financial condition and recent operating results.  There are no assurances that we will be able to obtain this financing or be successful in our plans.

Our financial statements do not reflect any adjustments to the carrying value of assets or liabilities as a result of the uncertainty about our ability to pay obligations as they become due.  Our independent registered public accounting firm has included an explanatory paragraph in their report expressing substantial doubt about our ability to continue as a going concern because of these matters, as required by auditing standards of the Public Company Accounting Oversight Board (United States).

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Foreign Currency Adjustments

Our functional currency is the yen.  Our consolidated financial statements are translated into United States dollars at year-end exchange rates for assets and liabilities, and weighted-average exchange rates for revenues and expenses.  The resulting translation adjustments are recorded as a component of other comprehensive loss reflected on the consolidated statements of shareholders’ deficit.  Transaction gains and losses, if any, in foreign currencies are reflected in operations.  For fiscal year 2011, the year-end exchange rate was 82.86 yen to 1 dollar and the average rate was 85.69 yen to 1 dollar.  For fiscal year 2012; the year-end exchange rate was 82.27 yen to 1 dollar and the average rate was 78.97 yen to 1 dollar.  At June 30, 2012, the exchange rate was 79.55 yen to 1 dollar, and the average rate was 80.13 yen to 1 dollar in the quarter ended June 30, 2012 compared to 80.97 yen to 1 dollar in the quarter ended June 30, 2011.  Even when we experience an increase or decrease in our results of operations, the results in dollars may not reflect the correlational results due to fluctuation of the currency rate in the market.  For example, when the yen gets weaker versus the dollar from one period to the next period (such as fiscal year 2012 compared to fiscal year 2011), our financial results will appear stronger when expressed in dollars comparing the first period to the next period.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, and which form the basis for making judgments about the carrying values of assets and liabilities.  Actual results could differ from those estimates.

We consider the following accounting policies to be both those most important to the portrayal of our financial condition and those that require the most subjective judgment:

•

stock-based compensation; and

•

calculation of default interest

Stock-based Compensation

We measure stock-based compensation cost at the grant date based on the fair value of the award and recognize it as expense, net of estimated forfeitures, over the vesting or service period, as applicable, of the stock award using the straight-line method.  Because our common stock is thinly traded, we have made estimates of the fair value of the common stock based not only on market prices but other factors such as financial condition and results of operations.

In March 2012, we issued 4,500,000 shares of common stock as compensation to our Chief Executive Officer, which we valued at $0.50 per share.  In January 2011, we issued 2,731,598 shares of common stock for services in connection with the reverse recapitalization, which we valued at $0.85 per share.

We retained an independent valuation firm to perform a valuation of our common stock as of January 2011 and March 2012, the two valuation dates.  The following approach to valuation was applied by the independent valuation firm at both valuation dates.  The independent valuation firm utilized and examined the three approaches to value: cost, market and income.  The cost approach was not a material factor in the valuation process due to the historically significant depreciation of our asset base.  The market approach utilized two methods.  The first market approach was an analysis of the thinly traded transactions in the public market place for our common stock.  The second market approach applied certain merger and acquisition multiples, which utilized four relevant guideline company transactions.  The four guideline company transactions were selected based on the existence of merger and acquisition multiples which reflected risks and rewards similar to ours.  The market approach also applied a lack of marketability discount factor of 15% reflecting the thinly traded nature of our common stock, and a 10% minority interest discount factor based on the identified guideline company transactions.  The income approach applied a built up discount rate to our projected earnings and debt-free cash flow, using our projected sales, operating expenses, capital expenditures and changes in working capital.  The resulting valuation estimates were checked for sensitivity and were considered the best estimate available based on the Company achieving stable operations in the future at the projected growth rates, EBITDA, cash flows, gross profit margins, and rates of return over time.  The decline in the per share valuation of our common stock from January 2011 to March 2012 was almost completely due to dilution in shares outstanding, which increased from 7,374,191 shares to 11,874,191 shares, respectively.  As a result, the valuation indicated a stable market capitalization during the period between the two valuation dates.

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Calculation of Default Interest

Most of our debt provides for penalties or default interest upon default, generally at 14% per annum.  We make estimates of the amount of penalties or default interest based on our interpretation of the underlying debt agreement as to when the penalty or default rate commences and the amount on which the penalty or default rate applies.  Our interpretation may be materially different than the interpretation of our lenders, and if our lenders' interpretation is finally determined to be correct, we could be required to record additional penalties and default interest.

Our Election under Section 107(b) of the JOBS Act

As an emerging growth company, we have made the irrevocable election to not adopt the extended transition period for complying with new or revised accounting standards under Section 107(b), as added by Section 102(b), of the JOBS Act.  This election allows companies to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies

Factors that may Affect Future Operating Results and Certain Investment Considerations

Our business faces significant risks.  If any of the events or circumstances described below occurs, our business, financial condition or results of operations could suffer, and the trading price of our shares of common stock could decline significantly.  Investors should consider the specific risk factors discussed below, together with the “Cautionary Note Regarding Forward-Looking Information” and the other information contained in this registration statement and the other documents that we will file from time to time with the Securities and Exchange Commission.

Risks Relating to Our Financial Condition, Liquidity and Results of Operations

We are in default on a significant amount of debt, and if some of our lenders commence collection or foreclosure actions Kinbasha Japan could be forced into bankruptcy.

In the early part of the 2000s, we incurred a significant amount of debt to finance business expansion, including the opening of five new pachinko parlors, the renovation of two parlors, the opening of five restaurants and the purchase of two hotels.  Most of this debt is secured by our assets, generally the assets acquired with the debt.  As a result of a downturn in the pachinko industry and other factors, we did not generate the revenues we anticipated, and since 2006 we have defaulted on a significant portion of this debt.  As of June 30, 2012, we were in default on debt in the aggregate amount of $122.5 million, which amount includes principal of $99.9  million and accrued interest (including penalty or default interest) of $22.6  million.  During this period, we have worked with our lenders and in many cases have obtained forbearances and loan modifications that have allowed us to effectively extend the maturity through interest only and/or reduced principal payments, generally negotiated on a six month or annual basis.  Lenders with whom we have not negotiated forbearances or loan modifications have accepted lower payments without bringing legal action or foreclosing on their security.  Our future success depends in large part on our ability to restructure and refinance our debt in order to reduce interest costs and match current debt payments with available cash flow.  If we are unable to restructure or refinance our debt, we face potential litigation and foreclosure on our existing assets.  Further, collection or foreclosure actions by some lenders may induce other lenders to take similar actions.  Because we do not have the financial resources to pay our defaulted debt, our creditors could force Kinbasha Japan into a liquidation bankruptcy, in which event we would lose our pachinko licenses and Kinbasha Japan would cease operations.

22

Our working capital deficit and net losses raise doubts about our ability to continue as a going concern.

At June 30, 2012, we had a working capital deficit of approximately $166  million.  In addition, we have incurred net losses in each of our last two fiscal years.  The report of our auditors for the years ended March 31, 2012 and 2011 includes an explanatory paragraph to their audit opinion stating that our net losses, working capital deficiency and delinquent debt raises substantial doubt about our ability to continue as a going concern.  We can provide no assurance that our plans will be sufficient to enable us to sustain our operations without raising additional debt or equity financing, which we may not be able to do on terms favorable to us or at all.

The expiration on March 31, 2013 of a moratorium on lenders regarding debts of homeowners and small and medium sized businesses imposed by the Japanese government commencing in 2009 may induce one or more of our lenders of our defaulted debt to bring litigation to collect their loans or foreclose upon the collateral securing their loans, which would materially and adversely affect our business.

In 2009, the Japanese government imposed a moratorium on lenders regarding loans to homeowners and small to medium sized businesses.  Lenders were encouraged, but not obligated, to agree to loan modifications to extend maturity dates, reduce payments and forgive portions of the loan.  This moratorium is presently scheduled to expire March 31, 2013.  It is possible that some of our lenders may have been dissuaded from more aggressive collection efforts by the moratorium, and may bring litigation or foreclosure actions if the moratorium ends.  Further, actions by some lenders may induce other lenders to take similar actions.

Some of our lenders may not agree with our calculation of penalties or default interest that we recorded in our results of operations, and if their interpretation is determined to be correct, we would be required to record additional expense that could be material.

Most of our debt provides for penalties or default interest upon default, generally at 14% per annum.  We make estimates of the amount of penalties or default interest based on our interpretation of the underlying debt agreement as to when the penalty or default rate commences and the amount on which the penalty or default rate applies.  Some of our lenders may not agree with our interpretation, and if their interpretation is finally determined to be correct, we would be required to record additional expense penalties and default interest that could be material.

Risks Related to Our Pachinko Business

We may be unable to obtain the financing to implement our strategy of opening new pachinko parlors in the Tokyo metropolitan area.

Our business plan contemplates that we will open 15 pachinko parlors in the Tokyo metropolitan area in the next five years.   We estimate that we will need between $9 million and $11 million to open each new pachinko parlor in the Tokyo metropolitan area and to operate the parlor until it is cash flow positive.  We will have to obtain this financing from third parties to open these parlors because our loan agreements require us to pay any excess cash flows from operations to repay our existing debt.  As of the date of this registration statement, we have no commitments for additional financing, and it will be very difficult to obtain financing because of our recent results of operations and our current financial condition.  Accordingly, we can give no assurance that we will be able to obtain the financing to open any new parlors.

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We may be adversely affected by any breach by the special prize wholesalers or prize buyers of the independence requirements adopted under the tri-party system.

Because Japanese law prohibits any flow of cash, whether direct or indirect, from pachinko parlors to customers, we, the special prize wholesalers and the prize buyers must be completely independent from each other.  Although the special prize wholesalers and prize buyers are third parties over which we exercise no control outside of our contractual relationship with the prize wholesalers, if we become aware of a lack of independence between any of our special prize wholesalers and the prize buyers they contract with, we would be required to remedy the situation by either ceasing our transactions with the relevant wholesaler or requesting the wholesaler to cease its transactions with the relevant prize buyer.  If we cease transactions with a prize wholesaler and enter into arrangements with a new prize wholesaler, all the prize buyers associated with the prior wholesaler would also be replaced or be required to enter into new arrangements with the new wholesaler, which could result in a disruption to our business operations at the affected pachinko parlors.

Future changes in the government regulations pertaining to the gaming and pachinko industries could adversely affect our business.

The Japanese pachinko industry is heavily regulated by a system of laws created and enforced by various national and prefectural government entities.  Although casino gambling is legally forbidden in Japan, pachinko has been designated as a non-gambling form of adult entertainment.  The tri-party system, established as an indirect mechanism for providing cash prizes without transgressing anti-gambling regulations, is permitted but highly regulated.  However, government regulations regarding the definition of pachinko as a ‘non-gambling’ activity and/or restrictions regarding the indirect awarding of cash or similar prizes could change, and could have a significant impact on pachinko operators in continuing normal business operations.  For example, a regulation was adopted in 2004 with the aim of de-emphasizing the gambling nature of pachislo, setting a cap on the potential pay-out value of bonus rounds that could be accumulated during the course of play.  This regulation resulted in a sharp drop in the popularity of pachislo, which adversely impacted the operating results of pachinko operators across the industry, including us.

Because our business is dependent on discretionary spending by our customers, we may suffer declines in revenues during adverse economic times in Japan such as have occurred the past several years.

The pachinko business is dependent on discretionary spending by consumers.  During adverse economic times such as the past several years, rising unemployment and decreasing personal incomes result in reduced discretionary funds.  This in turn may reduce the amounts consumers spend on pachinko, which could adversely affect our results of operations.

We face intense competition in Japan.

The Japanese pachinko industry is highly competitive.  It is estimated that there are more than 4,000 operators and 12,000 parlors housing an aggregate of approximately 4.5 million pachinko machines throughout the country.  Most of the pachinko operators operate one or two parlors.  However, there are a number of large operators, the largest of which is Maruhan Co., Ltd., that in 2011 operated 269 parlors with 154,000 pachinko machines throughout Japan and generated total wagers of more than $24 billion.  Dynam Co., Ltd., the second largest operator in Japan, operated in 2011 with 143,000 pachinko machines in 46 of the 47 Japanese prefectures and generated more than $10 billion in total wagers.   The third largest operator is Gaia Co. Ltd., which in 2011 had 191 parlors and 93,000 machines that generated more than $4 billion of total wagers.  We are not aware of any other operator that has more than 40 parlors in Japan.  In Japan, we rank 80th in the industry by net revenues and 50th in the industry by number of pachinko parlors.  Our larger competitors, and many of our other competitors, may have greater access to financial, marketing and managerial resources than we do, have greater brand recognition and may offer different array of pachinko and other games.

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The trend in the Japanese pachinko industry is to open larger parlors with more than 700 pachinko machines.  These large parlors are drawing customers from smaller parlors, particularly those with less than 300 pachinko machines (as are some of our parlors).

In addition, we face competition from other types of entertainment and gaming activities, including offshore gaming, web-based gaming, and potentially interactive gaming channels.  For example, social networking websites in Japan such as Mixi, and mobile phone gaming applications such as Mobage, have recently introduced alternative gaming platforms which may compete with our pachinko gaming business.  Horse racing, which is run by the Japan Racing Association and local government, may also compete with us.

If our current or target customers choose to participate in these activities rather than our pachinko games, our operations and revenue would be negatively impacted. If we cannot effectively compete with our competitors, our business, results of operations, financial condition and prospects may be materially and adversely affected.

We face the risk of fraud or cheating.

Players may attempt to commit fraud or cheat in order to increase the number of pachinko balls and pachislo tokens they collect.  Acts of fraud or cheating could involve, among others, the use of counterfeit pachinko balls or pachislo tokens, the use of counterfeit special prizes, tampering with our machines and systems, or other tactics, possibly in collusion with our employees.  Examples of these activities include a customer opening a pachinko machine and attaching a device to the machine that inflates its winning rate, or using a device to emit microwave or radio interference with computerized components of the pachinko machines, or other attempts to play the machine without inserting the required payment.  We did not identify any material failure of our anti-cheating and anti-counterfeiting surveillance systems during the past decade, however, any failure by us in discovering such acts or schemes in a timely manner could result in losses in our pachinko operations.  An allegation or a finding of improper conduct on our part, or on the part of one or more of our current or future employees or management that is attributable to us, or an actual or alleged system security defect or failure attributable to us, could be deemed to be a regulatory breach for which we could be subject to revocation or suspension of our operating license for the relevant pachinko hall.  In addition, any such occurrence could lead to negative publicity, which could damage our reputation and would materially and adversely affect our business, results of operations, financial condition and prospects.

Risks Related to the Structure of our Business Generally and Stock Ownership

We have no independent directors, and thus our board of directors does not provide independent oversight of our management.

Each of our directors is also an executive officer of the Company, and thus we have no directors who are independent of management.  As a result of having no independent directors, our board of directors cannot provide any independent oversight of the actions and performance of management.  Further, the lack of independent directors can result in conflicts of interest between our stockholders and the controlling officers and directors, as these individuals have the power to make determinations affecting their own interests, such as compensation.  Lastly, we have no directors who can independently review and approve transactions between us and our four principal shareholders, such as our borrowings from these individuals, and compensation arrangements between these individuals in their capacities as executive officers.

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The composition of our board of directors would not satisfy the listing requirements for the Nasdaq Stock Market or any securities exchange, such as the American Stock Exchange, which require that a majority of the directors be independent.  Our common stock is currently quoted on the OTC Markets Pink Sheets, which does not have any requirements regarding the independence of directors.

Our management controls a substantial percentage of our outstanding voting securities.

Our chief executive officer owns 62.6% of our outstanding common stock, and two of his brothers who are not active in the business own 16.5% of our outstanding common stock.  Consequently, it would be impossible for a third party to obtain control of the Company, or influence its day-to-day operations, without the concurrence of the chief executive officer and his other family members.

We depend on our executive officers and key personnel and the loss of them could adversely affect our business.

Our success depends upon the efforts and abilities of our executive officers and other key personnel, particularly Masatoshi Takahama, our Chief Executive Officer, Masami Umezono, our Chief Financial Officer, and Satoshi Okamura, our Chief Operating Officer, to provide strategic direction, manage our operations and maintain a cohesive and stable environment.  Our ability to operate successfully and manage our potential future growth also depends significantly upon our ability to attract, retain and motivate highly skilled and qualified operations, marketing, managerial and financial personnel.  We face competition for such personnel, and we may not be able to attract, retain and motivate these individuals.  The loss of our executive officers or other key personnel for any reason or our inability to hire, retain and motivate additional qualified personnel in the future could prevent us from sustaining or growing our business.

Because all of our operations are conducted through our subsidiary, Kinbasha Japan, our performance will be determined by the performance of this subsidiary.

Kinbasha has no operations independent of those of Kinbasha Japan, and its principal asset is its investment in Kinbasha Japan.  As a result, we are dependent upon the performance of Kinbasha Japan and will be subject to the financial, business and other factors affecting Kinbasha Japan as well as general economic and financial conditions in Japan.  Further, Kinbasha will depend on dividends or loans from Kinbasha Japan to meet its cash funding requirements except to the extent it can raise funds through the sale of securities or through loans.

We do not intend to pay cash dividends in the foreseeable future.

For the foreseeable future, we do not intend to declare or pay any dividends on our common stock.  We intend to retain our earnings, if any, to finance the development and expansion of our business.  Any future decision to declare or pay dividends will be made by our board of directors and will depend upon a number of factors including our financial condition and results of operations. In addition, under our current bank financing agreements, we are not permitted to pay cash dividends without the prior written consent of the lender.

We will incur additional costs as a result of being a reporting company in the United States and we have no experience as a United States reporting company.

Upon the effectiveness of this registration statement, we will become subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act").  Our status as a reporting company under the Exchange Act will cause us to incur additional legal, accounting and other expenses that we have not previously incurred, including costs related to compliance with the requirements of the Sarbanes-Oxley Act of 2002.  We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly.  None of our current directors or executive officers has served in such capacity with any other United States reporting company.   We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

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Fluctuations in the exchange rate between the yen and the dollar could adversely affect our business and the value of our common stock.

The value of our common stock will be indirectly affected by the currency exchange rate between the dollar and the yen.  Because our functional currency is the yen, and accordingly our earnings and assets are denominated in yen, appreciation or depreciation in the value of the yen relative to the dollar would affect our financial results reported in dollars without giving effect to any underlying change in our business or results of operations.  Fluctuations in the exchange rate will also affect the relative value of any dividend from Kinbasha Japan that will be exchanged into dollars and earnings from, and the value of, any dollar denominated investment that we make in the future.

Our common stock is thinly traded in the OTC Markets Pink Sheets, and shareholders may be unable to sell at or near ask prices or at all if they need to sell their shares to raise money or otherwise desire to liquidate their shares.

Our common stock is currently listed on the OTC Markets Pink Sheets, and is thinly traded, meaning the number of persons interested in purchasing our shares at or near ask prices at any given time may be relatively small or non-existent.  This situation is attributable to a number of factors, including the fact that we have a small number of freely tradable shares (approximately 163,000 shares at August 10, 2012), and we are a small public company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow a company of our size and expanding into a related but new line of business as we are, or purchase or recommend the purchase of our shares until such time as we became more seasoned and proven.  As a consequence, there may be periods of several days or far more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price.  We cannot give you any assurance that a broader or more active public trading market for our common stock will develop or be sustained, or that current trading levels will be sustained.  Due to these conditions, we can give you no assurance that you will be able to sell your shares at or near ask prices or at all if you need money or otherwise desire to liquidate your shares.

If securities or industry analysts do not publish research reports about our business, our stock price and trading volume could decline.

Small, relatively unknown public companies can achieve visibility in the trading market through research and reports that industry or securities analysts publish.  However, to our knowledge, no analysts cover our company.  The lack of published reports by independent securities analysts could limit the interest in our stock and negatively affect our stock price.  We do not have any control over research and reports these analysts publish or whether they will be published at all.  If any analyst who does cover us downgrades our common stock, our stock price would likely decline.  If any analyst initiates and then ceases coverage of the Company or fails to regularly publish reports on us, we could lose visibility in the financial markets or never achieve such visibility, which in turn could cause our common stock price or trading volume to stagnate or decline.

Shareholders may have difficulty selling our common stock because it is a “penny stock.”

Since our common stock is not listed on the Nasdaq Stock Market or any national securities exchange, if the trading price of our common stock is below $5.00 per share, trading in our common stock will be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  These rules require additional disclosures by broker-dealers in connection with any trades involving a stock defined as a penny stock.  These disclosures include a schedule explaining the penny stock market and the risks associated therewith and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally defined as an investor with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 together with a spouse).  For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale.  The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market.  This information must be provided to the customer orally or in writing before or with the written confirmation of trade sent to the customer.  Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.  The additional burdens imposed upon broker-dealers by such requirements could discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of the common stock and the ability of holders of the common stock to sell their shares.

27

The market price of our common stock may be adversely affected by market volatility.

The market price of our common stock is likely to be volatile and could fluctuate widely in response to many factors, including:

•

announcements of the results of our operations or the operations of our competitors,

•

announcements of technological innovations by us or our competitors,

•

announcements of new services, products or new contracts by us or our competitors,

•

actual or anticipated variations in our operating results due to the level of development expenses and other factors, and

•

changes in financial estimates by securities analysts and whether our earnings meet or exceed such estimates,

ITEM 3.

PROPERTIES

Kinbasha's principal office in the United States is located in offices in Westlake Village, California, provided without charge by a consultant.

The principal office of Kinbasha Japan is located in Hitachi-shi, Ibaraki, Japan, in a five-story building that Kinbasha Japan has owned since 1992.

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We own the buildings at which we operate 14 of our pachinko parlors.  Of these buildings, we own the land on which 10 of the buildings are located and lease the land on which the other four buildings are located.  These leases provide for monthly rents ranging from $11,000 to $30,000 per month under leases expiring in from 2013 to 2025.

We lease the properties on which seven of our pachinko parlors are located.  These leases provide for monthly rents ranging from $14,000 to $113,000 per month under leases expiring in from 2014 to 2020.

Relationships with all relevant lessors are good and we believe that we will be able to renew each lease upon expiration of its term.

ITEM 4.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of September 30, 2012 information regarding ownership of our common stock by (i) each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of our common stock, (ii) each of our directors, (iii) each of our named executive officers and (iv) all current directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power.  The beneficial ownership percentages set forth below are based on 12,263,895 shares of common stock outstanding as of August 10, 2012.  All shares of common stock owned by such persons, including shares of common stock underlying stock options that are currently exercisable or exercisable within 60 days after the date of the table (all of which we refer to as being currently exercisable) are deemed to be outstanding and beneficially owned by that person for the purpose of computing the ownership percentage of that person, but are not considered outstanding for the purpose of computing the percentage ownership of any other person.  Except as otherwise indicated, to our knowledge, each person listed in the table below has sole voting and investment power with respect to the shares shown to be beneficially owned by such person, except to the extent that applicable law gives spouses shared authority .

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percent of Class
Masatoshi Takahama (1)	7,679,512	62.6%
Masami Umezono	0	--
Satoshi Okamura	0	--
All Directors and Named Executive Officers as a Group (3 persons) (2)	7,679,512	62.6%
Naoki Kawata 2 Marina Boulevard #46-06, The Sail @ Marina Bay Singapore 018987	1,086,157	8.9%
Hideo Takahama 3-14-31 Takasuzucho Hitachi Ibaraki, Japan	1,351,317	11.0%

________________________

(1)

Includes 1,714,822 shares registered in the name of Yugen Kaisha Takahama, a Japanese corporation owned by Mr. Takahama.

(2)

The address of each director and executive officer listed above is c/o Kinbasha Gaming International, Inc., 200 N. Westlake Village, Westlake Village, California 91362.

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ITEM 5.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, age and position of each of our directors and executive officers.

Name	Age	Position
Masatoshi Takahama	64	Chairman and Chief Executive Officer
Masami Umezono	49	Director, Treasurer, Secretary and Chief Financial Officer
Satoshi Okamura	48	Director and Chief Operating Officer

Masatoshi Takahama has been the Chairman of the Board and the Chief Executive Officer of Kinbasha since November 2010.  He is also the President and CEO of Kinbasha Japan.  He became Executive Managing Director of Kinbasha Japan in 1987, was promoted to senior vice president and COO in 1995, and then appointed President and CEO of Kinbasha Japan in 2000.  Mr. Takahama has been a chairperson for Japan Association of Pachinko Industry Executives and has been a governor of the 333-E district of Lions Club International.  Mr. Takahama earned a bachelor’s degree in Politics and Economics from Waseda University in 1972.

Satoshi Okamura has been a director of Kinbasha and the Chief Operating Officer of Kinbasha since November 2010.  He is also a director and the Chief Operating Officer of Kinbasha, Japan.  He is primarily responsible for day to day supervision of our pachinko operations.  Mr. Okamura joined Kinbasha Japan as General Manager in Human Resources and General Affairs in 2005, and became a Director in 2008 and the Chief Operating Officer in 2009.  He earned a bachelor’s degree in Commerce from Chuo-Gakuin University in 1986.

Masami Umezono has been a director and the Chief Financial Officer, Treasurer and Secretary of Kinbasha since November 2010.  He holds the same positions with Kinbasha Japan.  Mr. Umezono joined Kinbasha Japan as General Manager of Corporate Planning in 2006, and was appointed director in 2010 and CFO, Treasurer and Secretary in 2010.

The three current directors of Kinbasha were appointed in connection with the reverse recapitalization in January 2011.  They were appointed because that were all directors and officers of Kinbasha Japan, and each had been actively involved in the service of Kinbasha Japan for more than five years.  In addition, Mr. Takahama was the principal shareholder of Kinbasha immediately following the recapitalization.

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ITEM 6.

EXECUTIVE COMPENSATION

Executive Compensation

The following table provides information regarding total compensation awarded to, earned by, or paid to our three executive officers for our fiscal years ended March 31, 2011 and 2012, respectively.

Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards	Total ($)

Masatoshi Takahama Chief Executive Officer President	2012	$216,000	$2,250,000(1)	$2,466,000
	2011	$269,244	$1,170,780(2)	$1,440,024

Masami Umezono Chief Financial Officer	2012	$109,920	--	$109,920
	2011	$128,419	--	$128,419

Satoshi Okamura Chief Operating Officer	2012	$146,233	--	$146,233
	2011	$202,092	--	$202,092

_____________________

(1)

On March 30, 2012, we issued 4,500,000 shares of common stock to Mr. Takahama as bonus consideration for the services rendered by Mr. Takahama during the last three fiscal years.   The value of these shares was computed in accordance with FASB ASC Topic 718, and for financial reporting purposes the bonus was expensed $750,000 in each of fiscal years 2010, 2011 and 2012.

(2)

In January 2011, we issued 1,377,388 shares to Mr. Takahama and Yugen Kaisha Takahama, a corporation owned by Mr. Takahama, for services rendered.  The value of these shares was computed in accordance with FASB ASC Topic 718.

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We compensate our executive officers principally through salary.  In the past two years, we have provided additional compensation to our chief executive officer in the form of stock awards.

Employment Agreements

We do not have written employment agreements with any of our executive officers.

Savings Plans

We have no pension or retirement plans. However, in Japan, we participate in the National Welfare Pension scheme to which we make superannuation payments equivalent to 8.2% of each employee’s gross monthly salary.

The Board of Directors acts as its own Compensation Committee

Our Board of Directors acts as its own compensation committee, and makes executive compensation determinations for the named executives, and we anticipate that our executive officers will provide recommendations and support to our Board.

Director Compensation

All of our directors are also executive officers of Kinbasha and Kinbasha Japan, and are not separately compensated for serving on the Board of Directors.

ITEM 7.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Party Transactions

In fiscal year 2011, we paid consulting fees of $617,000 to Aqua KK, a company owned by Yuji Konnai.  Mr. Konnai was a director of Kinbasha Japan from August 24, 2009 through February 2, 2011.

On January 31, 2012, Kinbasha sold 389,610 shares of common stock to Mr. Kawata for $0.50 per share, for aggregate proceeds of $195,000.

On July 1, 2012, we sold our last three restaurants to Aster Co. Ltd., a company owned by Yasunari Takahama, the son of Masatoshi Takahama, the Chairman of the Board, Chief Executive Officer and principal shareholder of the Company.  In the sale, we sold assets consisting principally of consumables, food and kitchen supplies which we valued at their book value of $89,000 to be paid over three months.  In addition, we leased the premises of each of the three restaurants to Aster Co. Ltd. for a two-year term with rents in the aggregate amount of approximately $26,000 per month.

We are indebted to Masatoshi Takahama and his three brothers relating to advances made by their father prior to 2008 that they inherited.  As of March 31, 2010, the outstanding amount was $2.7 million and as of July 31, 2012, the outstanding amount was $2.0 million.  The advances do not bear interest, are unsecured, and are repayable in a specified amount, which has been $50,000 per month since February 2012.

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We are indebted to each of Masatoshi Takahama and his brother Hideo Takahama in the amount of $120,000 for advances made in 2007.  The advances do not bear interest, are unsecured, and do not have a specified due date.

We review all relationships and transactions in which we and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest.  Our Chief Executive Officer and Chief Financial Officer are primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related party transactions.  Our Board of Directors reviews and approves or ratifies any related party transaction, with any interested Director abstaining.

Director Independence

Our board of directors currently consists of three members, all of whom are also executive officers of Kinbasha and Kinbasha Japan.  Accordingly, we do not have at this time any independent directors.

ITEM 8.

LEGAL PROCEEDINGS

Nothing to report.

ITEM 9.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Kinbasha' s common stock is traded on the over the counter market on the OTC Pink Marketplace under the trading symbol “KNBA.”  The following table sets forth, for the periods indicated, the high and low sales prices of Kinbasha' s common stock as reported on by OTC Markets Group for the periods indicated.

Year ended March 31, 2011	High	Low
1st Quarter	$0.36	$0.06
2nd Quarter	$0.06	$0.06
3rd Quarter	$0.06	$0.01
4th Quarter	$0.01	$0.01
Year ended March 31, 2012	High	Low
1st Quarter	$1.80	$0.01
2nd Quarter	$2.28	$0.60
3rd Quarter	$3.00	$1.08
4th Quarter	$24.00	$1.32
Year ending March 31, 2013	High	Low
1st Quarter	$2.00	$0.70

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Common Stock Information

As of the date of this registration statement, there were outstanding 12,263,895 shares of Kinbasha common stock outstanding held of record by approximately 160 holders.  There are no outstanding or warrants to purchase common stock from Kinbasha or securities convertible into common stock.

Approximately 162,938 shares of common stock are freely tradable.  Kinbasha has no agreements pursuant to which it has agreed to register the resale of any shares of common stock.  Commencing one year after the effectiveness of this registration statement, approximately 12,100,957 shares of common stock will be eligible for resale pursuant to Rule 144, subject to limitations imposed under the rule on those deemed “control” persons.

Dividends

We currently intend to retain any earnings to finance our operations and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future.  The declaration and payment of any dividends in the future by us will be subject to the sole discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiary, legal requirements, regulatory constraints and other factors deemed relevant by our board of directors.  Moreover, if we determine to pay any dividend in the future, there can be no assurance that we will continue to pay such dividends.

Under the Florida General Corporation Law, we are generally permitted to purchase or redeem our outstanding shares out of funds legally available for that purpose without obtaining stockholder approval, provided that (i) our capital is not impaired; (ii) such purchase or redemption would not cause our capital to become impaired; (iii) the purchase price does not exceed the price at which the shares are redeemable at our option and (iv) immediately following any such redemption, we shall have outstanding one or more shares of one or more classes or series of stock, which shares shall have full voting powers.  Our Articles of Incorporation do not create any further limitation on our purchase or redemption of our shares.

Equity Compensation Plans

We have no equity compensation plans.

ITEM 10.

RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, Kinbasha has issued shares of common stock without registration under the Securities Act of 1933, as amended, in the following transactions:

Date	Issued to	Number of Shares	Consideration	Purchase Price or Value of Shares Issued
7/1/2010	Naoki Kawata	104,966	Services rendered	Nominal
1/5/2011	Shareholders of Kinbasha Japan	3,163,819	98% of the outstanding shares of Kinbasha Japan	NA

34

1/5/2011	Yugen Kaisha Takahama	742,874	Services rendered	$.85
1/5/2011	Masatoshi Takahama	634,514	Services rendered	$.85
1/5/2011	Hideo Takahama	585,401	Services rendered	$.85
1/5/2011	Hirosuke Takahama	293,840	Services rendered	$.85
1/5/2011	Kinbasha Employees Association	152,629	Services rendered	$.85
1/5/2011	Keisuke Kogure	2,964	Services rendered	$.85
1/5/2011	Kazunori Akatsu	5,929	Services rendered	$.85
1/5/2011	Masayuki Tsuda	313,446	Services rendered	$.85
1/5/2011	Naoki Kawata	333,333	Services rendered	$.85
1/31/2012	Naoki Kawata	389,610	Cash	$.50
3/30/2012	Masatoshi Takahama	4,500,000	Services rendered	$.50

All of these transactions took place in Japan and were issued in reliance upon the exemptions from registration under the Securities Act of 1933 provided by Section 4(2) thereof and/or Regulation S.

ITEM 11.

DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

General

The following description of our capital stock and the provisions of our Articles of Incorporation and By-Laws, each as amended, is only a summary.

Our Articles of Incorporation authorize the issuance of 100 million shares of common stock, no par value.  As of the date of this registration statement, there were 12,263,895 shares of common stock outstanding.

Common Stock

Each outstanding share of common stock has one vote on all matters requiring a vote of the stockholders.  There is no right to cumulative voting in the election of directors, and thus the holders of a majority of the shares represented and voted in the election of directors will have the power to elect all of the directors.  In the event of a voluntary or involuntary liquidation, all stockholders are entitled to a pro rata distribution after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock.  The holders of the common stock have no preemptive rights with respect to future offerings of shares of common stock.  Holders of common stock are entitled to dividends if, as and when declared by the board of directors out of the funds legally available therefore.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, NY 10004. Telephone: (212) 509-4000.

35

ITEM 12.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation do not have any provision dealing with indemnification.  However, under Florida Corporate Law, the Board is empowered to indemnify officers, directors, employees and agents against liability if the person acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.  A similar provision in Florida law permits indemnification for expenses and amounts paid in settlement of such claims in an amount not exceeding the board of director’s estimate of expense to litigate the proceeding to conclusion, with certain exception if a person is adjudged to be liable.

We do not currently maintain insurance to protect a director or officer against such expense, liability or loss.  These provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care.  The provisions do not alter the liability of directors under the federal securities laws.  However, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.  There is currently no pending litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.

ITEM 13.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Our consolidated financial statements appear commencing on pages F-1 and G-1 of this registration statement.

ITEM 14.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Nothing to report.

ITEM 15.

FINANCIAL STATEMENTS AND EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
3.1	Articles of Incorporation*
3.2	Amendments to Articles*
3.3	By-Laws*
4.1	Form of Common Stock certificate*
10.1	Stock Purchase Agreement dated January 31, 2012 between Registrant and Naoki Kawata*
10.2	Business Transfer Agreement dated June 18, 2012 between Kinbasha Co. Ltd and Astea Co. Ltd.; [Translated into English]*
10.3	Lease Agreements dated June 18, 2012 between Kinbasha Co. Ltd and Astea Co. Ltd. [Translated into English]*
10.4	Promissory Note payable to Higashi Nippon Bank dated March 30, 2012 [Translated into English]
10.5	Contract of Cash Loan for consumption dated March 30, 2010 with Tsukuba Bank, Ltd. [Translated into English]
10.6	Loan Agreement dated February 25, 204 with The Bank of Tokyo-Mitsubishi UFJ [Translated into English]
21.1	List of subsidiaries*

 * Previously filed

36

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2012	Kinbasha Gaming International, Inc. By: /s/Masatoshi Takahama Name: Masatoshi Takahama Title: Chief Executive Officer

37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of Kinbasha Gaming International, Inc.

We have audited the accompanying consolidated balance sheets of Kinbasha Gaming International, Inc. and Subsidiaries (the “Company”) as of March 31, 2012 and 2011 (restated), and the related consolidated statements of operations, shareholders’ deficit and comprehensive loss and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kinbasha Gaming International, Inc. and Subsidiaries, as of March 31, 2012 and 2011 (restated), and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 (Liquidity) to the consolidated financial statements, the Company has incurred substantial losses, its current liabilities exceeds its current assets and the Company is delinquent on the repayment of its capital lease obligations and notes payable that raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 2 (Liquidity).  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Marcum LLP

Los Angeles, CA
August 13, 2012

Kinbasha Gaming International, Inc. and Subsidiaries

Consolidated Balance Sheets

	March 31,
		2011
	2012	(restated)
	(in thousands, except share and per share amounts)
Assets
Current Assets
Cash	$6,162	$3,709
Investment in equity securities	1,288	1,281
Inventories	930	1,285
Prepaid and other current assets	668	677
Total Current Assets	9,048	6,952

Property and equipment, net	120,409	124,787
Deferred income taxes, net	-	-
Other assets	14,165	19,286
Total Assets	$143,622	$151,025

Liabilities and Shareholders' Deficit
Current Liabilities
Accounts payable and accrued expenses	$25,908	$19,608
Capital lease obligations	9,131	10,778
Notes payable - default	119,720	135,521
Bonds	438	629
Notes payable, current	9,883	1,678
Notes payable related parties, current	583	324
Other liabilities	4,843	4,316
Total Current Liabilities	170,506	172,854
Notes payable related parties, less current portion	1,512	2,084
Notes payable, less current portion	18,494	19,352
Total Liabilities	190,512	194,290

Commitments and Contigencies - Note 5	-	-

Shareholders' Deficit
Common stock, no par value, 12,263,801 and 7,374,191 shares issued and outstanding, respectively	9,462	7,017
Restricted retained earnings	1,006	1,006
Unrestricted accumulated deficit	(52,507)	(46,389)
Accumulated other comprehensive loss	(4,851)	(4,899)
Total Shareholders' Deficit	(46,890)	(43,265)
Total Liabilities and Shareholders' Deficit	$143,622	$151,025

See accompanying notes to consolidated financial statements.

Kinbasha Gaming International, Inc. and Subsidiaries

Consolidated Statements of Operations

	Years Ended March 31,
	2012	2011
		(restated)
	(in thousands, except share and per share amounts)
Revenues
Gaming, net	$84,580	$87,663
Food, beverage and other	6,658	7,223
Net Revenues	91,238	94,886

Cost of Revenues
Cost of revenues other	1,554	2,209
Salaries and wages	19,619	19,313
Depreciation	27,738	33,201
Facilities and other	21,489	21,497
Disposal of property and equipment	1,891	2,743
Total Cost of Revenues	72,291	78,963

Gross Profit	18,947	15,923

Operating Expenses
Marketing and advertising	3,689	3,931
General and administrative	13,976	15,740

Operating Income (Loss)	1,282	(3,748)

Other Income (Expense)
Interest income	-	162
Interest expense	(8,115)	(8,015)
Earthquake repair costs	-	(634)
Other	-	385
Forgiveness of debt	870	-

Loss Before Provision for Income Taxes	(5,963)	(11,850)

Provision for Income Taxes	61	116

Net Loss	(6,024)	(11,966)

Distribution to non-controlling interest	(94)	(84)

Net Loss Attributable to Common Shareholders	$(6,118)	$(12,050)

Basic and diluted loss per common share	$(0.82)	$(2.57)
Weighted average common shares outstanding - basic and diluted	7,438,236	4,686,474

See accompanying notes to consolidated financial statements.

Kinbasha Gaming International, Inc. and Subsidiaries

Consolidated Statements of Shareholders’ Deficit and Comprehensive Loss

	Common Stock				Accumulated Other
	Shares	Amount	Restricted Retained Earnings	Unrestricted Accumulated Deficit	Comprehensive Income (Loss)	Total Shareholders' Deficit
		(in thousands, except share and per share amounts)
Balance March 31, 2010 - restated	3,163,819	$4,695	$1,006	$(34,339)	$(1,102)	$(29,740)

Net loss - restated				(11,966)		(11,966)
Other comprehensive loss:
Change in unrealized loss for marketable securities					(1)
Change in foreign currency translation					(3,796)
Other comprehensive loss, net of tax					(3,797)	(3,797)
Comprehensive loss - restated				(11,966)	(3,797)	(15,763)

Distribution to non-controlling interest				(84)		(84)
Issuance of common stock for acquisition of Gunslinger Records, Inc.	1,478,774	-				-
Shares issued for compensation	2,731,598	2,322				2,322

Balance March 31, 2011 - restated	7,374,191	7,017	1,006	(46,389)	(4,899)	(43,265)

Shares issued for cash	389,610	195				195
Shares issued for compensation	4,500,000	2,250				2,250
Net loss				(6,024)		(6,024)
Other comprehensive loss:
Change in unrealized loss for marketable securities					(1)
Change in foreign currency translation					49
Other comprehensive income, net of tax					48	48
Comprehensive loss				(6,024)	48	(5,976)

Distribution to non-controlling interest				(94)		(94)

Balance March 31, 2012	12,263,801	$9,462	$1,006	$(52,507)	$(4,851)	$(46,890)

See accompanying notes to consolidated financial statements

Kinbasha Gaming International, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Years ended March 31,
	2012	2011
		(Restated)
	(in thousands, except share and per share amounts)
Cash Flows From Operating Activities
Net Loss	$(6,024)	$(11,966)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expense	28,428	33,894
Disposal of property and equipment	1,891	2,743
Fair value of shares issued for services	750	2,322
Gain from debt forgiveness	(870)
Changes in operating assets and liabilities
Inventories	376	68
Prepaid and other current assets	13	375
Accounts payable and accrued expenses	5,267	275
Accrued penalties and interest	3,990	4,353
Other liabilities	531	424
Net Cash Provided by Operating Activities	34,352	32,488

Cash Flows From Investing Activities
Purchase of property and equipment	(25,278)	(28,529)
Proceeds from the disposition of property and equipment	112	418
Decrease in other assets	5,426	596
Net Cash Used in Investing Activities	(19,740)	(27,515)

Cash Flows From Financing Activities
Proceeds from the issuance of common stock	195	-
Payments for capital leases	(1,694)	(2,892)
Borrowings from notes payable - default	-	5,603
Payments for notes payable - default	(6,260)	(11,013)
Payments for bonds	(203)	(94)
Borrowings from notes payable	8,588	4,095
Payments for notes payable	(12,265)	(1,251)
Payments for related party notes payable	(337)	(108)
Distribution to non-controlling interest	(94)	(84)
Net Cash Used in Financing Activities	(12,070)	(5,744)

Foreign Currency Effect on Cash	(89)	458

Net Increase (Decrease) in Cash	2,453	(313)
Cash, Beginning of Period	3,709	4,022
Cash, End of Period	$6,162	$3,709

Supplemental disclosure of cash flow information:
Cash paid for interest	$3,939	$3,662
Cash paid for income taxes	$61	$116

Noncash financing activity:

Accrued compensation expense for common stock	$1,500	$-

See accompanying notes to consolidated financial statements.

Kinbasha Gaming International, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1 – Organization and Business

Kinbasha Gaming International, Inc. ("Kinbasha" or the "Company") owns and operates retail gaming centers, commonly called "pachinko parlors," in Japan.  These parlors, which resemble Western style casinos, offer customers the opportunity to play the games of chance known as pachinko and pachislo.  Pachinko gaming is one of the largest entertainment business segments in Japan.

These operations are conducted through Kinbasha's 98% owned Japanese subsidiary, Kinbasha Co. Ltd.  ("Kinbasha Japan"). Kinbasha Japan has been in this business since 1954.  As of March 31, 2012 the Company operated 21 pachinko parlors, of which 18 were in the Japanese prefecture of Ibaraki, two were in the Tokyo metropolis prefecture, and one was in the Chiba prefecture.

In addition to revenues from its gaming operations, the Company receives income from cigarettes, non-alcoholic beverages and sundry items, sold in its pachinko parlors, as well as from three restaurants that are not considered significant to the Company’s operations.

On January 5, 2011 (“Closing Date”),  Kinbasha Japan completed a reverse recapitalization of Gunslinger Records, Inc. (“Gunslinger”), a Florida corporation. At the time of the reverse recapitalization, Gunslinger was considered a shell corporation with no revenues or significant assets. In connection with the acquisition, Gunslinger issued 3,163,819 shares of its common stock in exchange for 98% of the issued and outstanding shares of Kinbasha Japan. In May 2011, Gunslinger changed its name to Kinbasha Gaming International, Inc.

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Kinbasha, Kinbasha Japan, Kanto Kinbasha Co., Ltd., a wholly owned subsidiary of Kinbasha Japan, and Kinbasha Hall Operations, LLP and Kinbasha Toride Store Hall Operations, LLP, more than 99% owned subsidiaries of Kinbasha Japan.  All inter-company transactions have been eliminated in consolidation.

Reverse Stock-Split

The Company affected a one-for-twelve reverse stock split of its common stock on March13, 2012. All impacted amounts included in the consolidated financial statements and notes thereto have been retroactively adjusted for the stock split. Impacted amounts include shares of common stock authorized and outstanding, share issuances and loss per share.

Reverse Recapitalization

For financial reporting purposes, Kinbasha Japan has been treated as the "acquirer" in the reverse recapitalization completed on the Closing Date.  Accordingly, the assets and liabilities of Kinbasha Japan are reported at their historical cost and the assets and liabilities of Gunslinger were recorded at their historical cost basis. The consolidated financial statements reported herein have been retroactively restated for all periods presented to report the historical financial position, results of operations and cash flows of Kinbasha Japan.  The common stock of 1,478,774 retained by the Gunslinger shareholders were reported as issued on the Closing Date and valued at the historical cost basis of Gunslinger.

Liquidity

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses during fiscal years 2012 and 2011, and as of March 31, 2012 and 2011, had working capital and shareholders’ deficits. Starting in 2006, the Company had begun experiencing financial problems, which has caused it to become delinquent in repayment of a large portion of its debt. The Company does not have the financial resources or liquidity to repay the debt that is in default. Most of this debt has been in default for six years. During this period, the Company had worked with its lenders and in many cases has obtained forbearances and loan modifications that have allowed it to effectively extend the maturity of its debt through interest only and/or reduced principal payments, generally negotiated on a six month or annual basis. Lenders with whom the Company has not negotiated forbearances or loan modifications have accepted lower payments without bringing legal action or foreclosing on their security.

Assuming the Company’s lenders continue to accepts payments at levels comparable to the payment levels during the past several years and do not initiate other collection or foreclosure actions, and assuming there is no material adverse change in the pachinko industry generally, the Company believes its business will generate sufficient cash from operations to pay its expenses when due for the next twelve months. However, at current levels, the Company is not generating sufficient cash flows to make any substantial reduction in its outstanding debt. The Company will attempt to renegotiate a substantial part of our debt to obtain the forgiveness of some amount of principal and accrued interest (including default interest) and/or the material extension of the maturity dates of the debt. The Company can provide no assurance that our lenders will agree to any of these changes or will not seek to collect their loans through litigation or foreclose actions.

There are no assurances that management will be successful in achieving sufficient cash flows to fund the Company’s working capital needs, or whether the Company will be able to refinance or renegotiate its obligations when they become due or raise additional capital through future debt or equity. These factors raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying value of assets or liabilities as a result of this uncertainty

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Critical estimates include the assumptions used in calculating share-based compensation expense,  the useful lives of fixed assets, the fair value of financial instruments, calculation of penalties and interest on past due obligations, and the calculation of tax provision and the valuation allowance for deferred tax assets. Actual results could differ from those estimates.

Cash and equivalents

The Company considers all highly liquid debt instruments with maturities of three months or less at the time acquired to be cash equivalents. Cash equivalents represent short-term investments consisting of investment-grade corporate and government obligations, carried at cost, which approximates market value. As of March 31, 2012 and 2011, the Company had no cash equivalents.

Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash. The Company primarily places its cash with high-credit quality financial institutions. Cash deposits up to approximately $100,000 (or 10,000,000 yen) are insured by the Japanese Government. From time-to-time the Company has deposits in excess of the insured amounts.

Inventories

Inventories consist of gaming prizes, food and beverages and are stated at cost.

Investment in equity securities

 Available-for-sale securities

The Company’s investments in equity securities, which are classified as available-for-sale, are carried at fair value for publically traded investments or historical cost basis for privately held investments. Unrealized gains and losses, net of tax, are reported in other comprehensive income as a separate component of shareholders’ deficit. Gains and losses are reported in the consolidated statements of operations when realized, determined based on the disposition of specifically identified investments, using the first-in, first-out method.

Investments identified by the Company as being potentially impaired are subject to further analysis to determine if the impairment is other than temporary. Other than temporary declines in market value from original cost are charged to investment and other income, net, in the period in which the loss occurs. In determining whether investment holdings are other than temporarily impaired, the Company considers the nature, cause, severity and duration of the impairment.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation commences at the time assets are placed in service. The Company calculates depreciation using the straight-line method over the estimated useful lives of the assets ranging from one to twenty-five years.

The Company leases land and certain equipment used in its operations. Some land leases have definite terms specified under the agreements, which are generally 20 years, and some leases have no specified term or no written contract, whereby the lessee has rights to use the land indefinitely, so long as rental payments are made timely. All land leases are accounted for as operating leases. Equipment leases generally have terms of five to eight years, which generally represent the useful life of the assets. Accordingly, all significant leases are accounted for as capital leases. Buildings and improvements on leased land are generally amortized over the term of lease of 20 years, unless the useful life of the assets is less. Buildings and improvements on leased land where there is no specified term are generally depreciated over the estimated useful life of the asset.

Impairment of Long-lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted future cash flows generated from the asset group to the recorded value of the asset group. If an impairment is indicated, the asset is written down to its estimated fair value. There were no such impairments for the years ended March 31, 2012 and 2011.

Fair Value of Financial Instruments

At March 31, 2012 and 2011, the carrying value of the Company’s financial instruments such as prepaid expenses and payables approximated their fair values based on the short-term maturities of these instruments. The carrying value of other long-term liabilities approximated their fair values because the underlying interest rates approximate market rates at the balance sheet dates.  Management believes that due to the Company’s current credit worthiness, the fair value of long-term debt could be less than the book value; however, due to current market conditions and available information, the fair value of such debt is not readily determinable.

Financial Accounting Standard Board (“FASB”) ASC Topic 820 established a hierarchical disclosure framework associated with the level of pricing observability utilized in measuring fair value. This framework defined three levels of inputs to the fair value measurement process and requires that each fair value measurement be assigned to a level corresponding to the lowest level input that is significant to the fair value measurement in its entirety. The three broad levels of inputs defined by the FASB ASC Topic 820 hierarchy are as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability; and

Level 3 - unobservable inputs for the asset or liability. These unobservable inputs reflect the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances (which might include the reporting entity’s own data).

The Company’s financial assets reported at fair value in the accompanying consolidated balance sheets, as of March 31, 2012 and 2011 were immaterial.

Revenue Recognition

Revenues from pachinko and pachislot games represent the gross pay-ins, less payouts to customers. Revenues are recorded when cash is received for game balls or game tokens are rented to the patrons. Payouts are recorded when the token prizes are purchased back from the prize exchangers. Other revenues for food and beverage are recognized at the time of sale.

Advertising Costs

The costs of advertising are charged to expense as incurred. The Company incurred advertising costs of approximately $1.9 million and $2.9 million during the years ended March 31, 2012 and 2011, respectively.

Stock-Based Compensation

The Company measures stock-based compensation cost at the grant date based on the fair value of the award and recognizes it as expense, net of estimated forfeitures, over the vesting or service period, as applicable, of the stock award using the straight-line method. Because our common stock is thinly traded, we have made estimates of the fair value of the common stock based not only on market prices but other factors such as financial condition and results of operations.

Calculation of Default Interest

Most of our debt provides for penalties or default interest upon default, generally at 14% per annum. We make estimates of the amount of penalties or default interest based on our interpretation of the underlying debt agreement as to when the penalty or default rate commences and the amount on which the penalty or default rate applies. Our interpretation may be materially different from the interpretation of our lenders, and if our lenders' interpretation is finally determined to be correct, we could be required to record additional penalties and default interest.

Foreign Currency Translation and Transaction Gains and Losses

The Company records foreign currency translation adjustments and transaction gains and losses in accordance with ASC 830, Foreign Currency Matters. The functional currency of the Company and its subsidiaries is the Japanese yen. Gains and losses resulting from the translation of the functional currency into United States. dollars for the consolidated financial statement presentation are not included in determining net loss, but are accumulated in the cumulative foreign currency translation adjustment account as a separate component of shareholders’ deficit. Transaction gains and losses, if any, in foreign currencies are reflected in operations.

During the years ended March 31, 2012 and 2011, no foreign currency transaction gains or losses were experienced.

The year-end exchange rate was 82.27 yen to 1 dollar and the average rate was 78.97 yen to 1 dollar for fiscal 2012; 82.86 yen to 1 dollar and the average rate was 85.69 yen to 1 dollar for fiscal 2011.

Income Taxes

The Company records a tax provision for the anticipated tax consequences of its reported results of operations. The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and income tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

As of March 31, 2011 and 2012, the current year of earnings of the Japanese subsidiaries have yielded cumulative loss. Should the foreign subsidiaries generate future cumulative undistributed earnings, withholding and U.S. taxes will not be provided on such amounts as the Company intends to permanently reinvest these earnings in its foreign subsidiaries.

The Company has adopted ASC Topic 740, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. ASC Topic 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. The Company has determined that the adoption did not result in the recognition of any liability for unrecognized tax benefits and that there are no unrecognized tax benefits that would, if recognized, affect the Company’s effective tax rate.  Based on the Company’s review of its tax positions as of March 31, 2012 and 2011, no uncertain tax positions have been identified.

The Company has elected to include interest and penalties related to uncertain tax positions as a component of income tax expense. To date, no penalties or interest has be accrued.

Tax years 2008 forward are open and subject to examination by the U.S. taxing authorities. In Japan, tax year beginning 2005 forward are open and subject to examination. The Company is not currently under examination, nor has it been notified of a pending examination.

Net Income (Loss) per Share

Basic net income (loss) per share is calculated based on the net income (loss) attributable to common shareholders divided by the weighted average number of shares outstanding for the period excluding any dilutive effects of options, warrants, unvested share awards and convertible securities. Diluted net income (loss) per common share assumes the conversion of all dilutive securities using the if-converted method, and assumes the exercise or vesting of other dilutive securities, such as options, warrants and restricted stock using the treasury stock method. For the years ended March 31, 2012 and 2011 the Company did not have dilutive securities.

Comprehensive Loss

Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, including foreign currency translation adjustments and unrealized gains and losses on marketable securities.

Reclassification

Certain 2011 amounts have been reclassified, so the balance would be comparable with corresponding 2012 balances.

Recently Issued Accounting Pronouncements Not Yet Adopted

Comprehensive Income (Loss)

 In June 2011, the FASB issued new guidance on the presentation of comprehensive income. Specifically, the new guidance requires an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. As such, the Company will adopt the new guidance in its fiscal quarter ending June 30, 2012. The Company does not believe its adoption of the new guidance will have a material impact on its consolidated financial position, results of operations or cash flows.

Fair Value Measurement

In April 2011, the FASB issued new guidance to achieve common fair value measurement and disclosure requirements between GAAP and International Financial Reporting Standards. This new guidance amends current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. As such, the Company will adopt the new guidance in its fiscal quarter ending June 30, 2012. The Company does not believe its adoption of the new guidance will have a material impact on its consolidated financial position, results of operations or cash flows.

Goodwill Impairment

In September 2011, the FASB issued new guidance simplifying how to test goodwill for impairment. Under the new guidance, entities may make a qualitative assessment of the likelihood of goodwill impairment in order to determine whether a detailed quantitative analysis is required. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. As such, the Company will adopt the new guidance in its fiscal quarter ending June 30, 2012. The Company does not believe its adoption of the new guidance will have a material impact on its consolidated financial position, results of operations or cash flows.

Note 3 – Investment in Equity Securities

Investment in equity securities consisted of the following (in thousands):

	March 31,
	2012	2011
Available-for-sale securities	$1,288	$1,281

Activity in our investment in equity securities consisted of the following (in thousands):

	March 31,
	2012	2011
Balance at beginning of period	$1,281	$1,144
Foreign currency translation	8	138
Unrealized losses	(1)	(1)
Balance at end of period	$1,288	$1,281

Note 4 - Property and Equipment

Property and equipment consisted of the following (in thousands) :

	March 31,
	2012	2011
Land	$53,039	$52,799
Buildings and improvements	124,141	124,474
Gaming machines	18,437	25,597
Furniture and equipment	16,165	16,456
Other	1,085	289
	212,867	219,615
Less: accumulated depreciation and amortization	92,458	94,828
	$120,409	$124,787

The notes payable and capital leases outstanding are secured by substantially all the Company’s property and equipment.

Disposal of Property and Equipment

During the years ended March 31, 2012 and 2011, the Company retired property and equipment (primarily gaming equipment) prior to the end of their useful life resulting in losses of approximately $1.9 million and $2.7 million, respectively. The resulting disposals were largely due to lower than expected wagers after acquisition.

Depreciation and Amortization

Depreciation and amortization expense charged to operations related to property and equipment during the years ended March 31, 2012 and 2011 was approximately $28.5 million and $33.9 million, respectively. See Note 5 for equipment under capital leases.

Note 5 - Commitments and Contingencies

Retirement Benefits

The Company provides for a one-time payment to retiring employees. The payment is paid out within one month from the date of retirement. The payment amount is determined based on the number of years of continuous service, rank and reason for retirement as of the employee’s last month of employment. As of March 31, 2012 and 2011, the Company has accrued retirement benefits of approximately $3.5 million and $3.0 million, respectively, which are included in other liabilities.

Capital Leases

The Company leases property and equipment under leases that qualify as capital leases. The leases are generally for a term of three to eight years and as of December 31, 2011, all of the leases had expired.

The Company is delinquent in the payment of its capital lease obligations. Therefore, the leases are in default, which makes the full contractual amount due and payable on demand. As of the date of the most recent consolidated balance sheet, the leasing companies have not accelerated payment. The leasing arrangements provide for a default penalty of at a rate 14%, per annum, of the unpaid obligation. For the years ended March 31, 2012 and 2011, the Company recorded interest and penalty expense of approximately $648 thousand and $833 thousand, respectively. The capital lease obligation balances include the accrued payable for interest and penalties as of March 31, 2012 and 2011, which amounted to approximately $2.5 million and $2.6 million, respectively. The Company has classified these capital lease obligations along with the associated accrued interest and penalties as current obligations.

During the year ended March 31, 2012, a lessor (unrelated to the Company) of the Company forgave $870,000 of lease payments and penalty interest. The lease payment related to capital lease arrangements. The Company depreciated the fair market value of the associated assets over the estimated life of the assets, which was equal to the term of the lease. Since the term of the lease had expired, the capital lease assets has a net book value of zero. The amount of the gain was calculated as the difference between the total lease payments and penalty interest to be forgiven and the net book value of the capital lease assets.

Operating Leases

The Company leases land and buildings for certain of its gaming locations. The Company has made significant improvements to the land and buildings through construction of buildings, improvements to buildings and parking lots.

Future annual minimum payments under non-cancelable operating leases as of March 31, 2012 are as follows:

Years ending March 31, (in thousands)
2013	$8,273
2014	8,195
2015	7,929
2016	6,745
2017	6,294
Thereafter	20,862
Gross future annual minimum lease payments	58,298
Less sublease income	5,486
Net future annual minimum lease payments	$52,812

Litigation

The Company is involved from time to time in various claims and legal actions incident to its operations, either as plaintiff or defendant.  In the opinion of management, after consulting with legal counsel, no claims are currently expected to have a material adverse effect on the Company’s consolidated financial position, operating results, or cash flows.

Asset Retirement Obligation

Under certain lease agreements in which the Company leases land, while owning the building and/or parking lot located on that land, the Company is required to return the land to its original condition at the end of the land lease term. The lessor has the option to require the Company to return the land to its original condition, to be negotiated in good faith at the end of the lease. In accordance with ASC 410-20 Asset Retirement Obligation requires that a liability for the fair value of an asset retirement obligation be recognized in the period which it is incurred with the offset associated asset retirement cost capitalized as part of the carrying amount of the long -lived asset, if the Company can reasonably estimate the fair value.  As the Company's operating leases have extended renewal periods, the Company intends to occupy the property for an indefinite period of time, and the lessors have not historically required that the buildings be removed from their land at the end of the lease term, the Company cannot reasonably estimate the obligation, if any, as the settlement dates or a range of possible settlement dates are not available. The Company will record an obligation whenever it becomes determinable. Upon the recognition of the asset retirement obligation, the asset retirement cost will be allocated to expense using a systematic and rational method over the useful life of the related asset. Changes in the asset retirement obligation resulting from the passage of time will be recognized as an increase in the carrying amount of the liability and as an accretion expense. As of March 31, 2012 and 2011, the Company has not recorded an asset retirement obligation for any of its operating leases.

Penalties

The Company has periodically been unable to remit employee payroll tax withholdings and VAT taxes in a timely manner to the applicable Japanese authorities.  The Company and the Japanese authorities have entered into a payment arrangement with respect to unremitted amounts, which have included late payment penalties of approximately $561 thousand which have been paid or accrued as of, and for, the year ended March 31, 2012.  Penalties are included in accounts payable and accrued expenses, and in general and administrative expense on the accompanying consolidated financial statements

Note 6 - Notes Payable - Default

The Company has notes payable-default (“Notes”), almost all of which has been personally guaranteed by the majority shareholder.  The Notes have original due dates ranging from May 2010 through December 2014. The Notes’ interest rates range from 0.91% per annum to 4.6% per annum with an average of 3.5% per annum.

The Company is delinquent in the payment of principal on these Notes. Therefore, the Notes are in default, which makes the full contractual amount of principal and accrued interest due and payable on demand. As of the date of the most recent consolidated balance sheet, the lenders have not started foreclosure. The Notes provide for a default penalty interest at the rate of 14% per annum of the delinquent balance. For the years ended March 31, 2012 and 2011, the Company has recorded interest and default interest expense of approximately $2.9 million and $4.2 million, respectively. As of March 31, 2012 and 2011, the Company has accrued interest and default interest  of $18.5 million and $15.7 million, respectively, with respect to the Notes. The Company has classified these Notes along with the associated accrued interest and default interest  as current obligations.

Note 7 – Bonds

The Company has bonds payable in the amount of approximately $438 thousand and $629 thousand at March 31, 2012 and 2011, respectively, principally all of which has been personally guaranteed by the majority shareholder. The bonds bear a coupon rate of 5.0% per annum and have maturity dates ranging in 2014 and 2015. As of March 31, 2012, the Company is required to make annual payments for the years ending March 31, 2013 through March 31, 2015 of  $146 thousand.

Note 8 – Notes Payable

The Company has notes payable bearing interest at rates ranging from 2.0% to 44.48% per annum, with an average of 8.7% per annum, all of which had been personally guaranteed by the majority shareholder.  The Notes have original due dates ranging from April 2012 through November 2024.

In February 2012, the Company entered into a loan modification agreement with one of its note holders for principal, accrued interest and penalties totaling approximately $6.5 million. Under the agreement the Company is required to make twelve monthly payments of approximately $12 thousand starting March 2012 with a final payment of $840 thousand by February 29, 2013 and the balance of the debt of $5.5 million will be forgiven. As of March 31, 2012, the Company had a contingent gain of $5.5 million relating to this agreement. In accordance with ASE 405-20-40-1(b), if and when under the agreement the Company is released from its obligation to pay the $5.5 million, the Company will recognize a gain from extinguishment in such amounts.

Annual payments under the notes payable are as follows:

Years ending March 31, (in thousands)
2013	$9,883
2014	2,071
2015	1,888
2016	1,838
2017	1,686
Thereafter	11,011
Total	28,377
Less current portion	9,883
Notes payable, less current portion	$18,494

Note 9 – Shareholders’ Deficit

Common Stock

The Company has 100,000,000 shares of common stock authorized.

In January 2012, the Company sold 389,610 shares of its common stock to an existing shareholder of the Company at $0.50 per share for aggregate proceeds of approximately  $195 thousand.

Distributions

Two subsidiaries distributed fixed amounts to non-controlling interest shareholders based upon terms set forth in the agreement.

Restricted Retained Earnings

As required under Japanese laws, the Company’s Japanese subsidiaries must accumulate 10% of dividends paid until the balance of restricted retained earnings amounts to 25% of the subsidiary’s common stock. As of March 31, 2012, the Company was in satisfaction of this requirement.

Share Based Compensation

On March 30, 2012, the Company’s board of directors authorized the issuance of 4,500,000 shares of the Company’s common stock as additional compensation to the Chief Executive Officer. The Company has determined that the service period is from April 1, 2009 through March 31, 2012  (“Service Period”) with an effective date of March 30, 2012. The Company has determined that the fair value of the shares is approximately $2.3 million based on a valuation performed by an independent valuation firm. The Company has determined the fair value should be charged to expense on a prorated basis over the Service Period for an expense of approximately $750 thousand for each of the three years ended March 31, 2012, 2011, and 2010, in accordance with ASC 718-Compensation-Stock Compensation. As of March 31, 2011, the Company had approximately $1.5 million of accrued compensation expense that was converted to common stock on March 30, 2012.

In January 2011, the Company issued 2,731,598 shares of its common stock for services in connection with the reverse recapitalization. The shares were valued at approximately $2.3 million by an independent valuation firm. The fair value was recorded as a general and administrative expense upon issuance in the year ended March 31, 2011, in accordance with ASC 505-50 Equity-Share Based Payment Transactions.

The following approach to valuation was applied by the independent valuation firm at both valuation dates. The independent valuation firm utilized and examined the three approaches to value: cost, market and income. The cost approach was not a material factor in the valuation process due to the historically significant depreciation of the Company's asset base. The market approach utilized two methods. The first market approach was an analysis of thinly trade transactions in the public market for the Company's common stock. The second market approach applied certain merger and acquisition multiples, which utilized four relevant guideline company transactions. The four guideline company transactions were selected based on the existence of merger and acquisition multiples which reflected risks and rewards similar to ours. The market approach also applied a lack of marketability discount factor of 15% reflecting the thinly traded nature of the Company's common stock, and a 10% minority interest discount factor based on the identified guideline company transactions. The income approach applied a built up discount rate to the Company's projected earnings and debt-free cash flow, using the Company's projected sales, operating expenses, capital expenditures and changes in working capital. The resulting valuation estimates were checked for sensitivity and were considered the best estimate available based on the Company achieving stable operations in the future at the projected growth rates, EBITDA, cash flows, gross profit margins, and rates of return over time. The decline in the per share valuation of the common stock from January 2011 to March 2012 was almost completely due to dilution in shares outstanding, which increased from 7,374,191 shares to 11,874,191 shares, respectively. As a result, the valuation indicated a stable market capitalization during the period between the two valuation dates.

Note 10 - Gaming Operations

The Company derives revenues from the operation of pachinko and pachislot games. The Company is subject to licensing requirements established by the Prefectural Public Safety Commission. The Company pays sales taxes of 4% of net revenues.

The following table sets forth gaming, net (total wagers less customer payouts), for the period presented (in thousands):

	March 31,
	2012		2011
	(in thousands)
Total wagers	$517,190	100.0%	$508,217	100.0%
Less pay-outs	432,610	83.6	420,554	82.8
Gaming, net	$84,580	16.4%	$87,663	17.2%

Note 11 – Income Taxes

The following table presents the components of income tax expenses for the fiscal years ended March 31, 2012 and 2011 (in thousands):

Year ended March 31
	2012	2011
Current Federal State Foreign	$ - - 61	$ - - 116
Deferred Federal State Foreign	- - -	- - -
Total income tax expenses	$ 61	$ 116

Significant components of deferred tax assets and liabilities as of March 31, 2011 and 2012 are as follows (in thousands):

	March 31
	2012	2011
Deferred tax assets:
Operating loss carryforwards	$ 7,962	$ 7,885
Depreciation	5,030	5,197
Impairments of landuse rights	1,347	1,465
Accrued expenses	11,404	9,619
Impairments of properties	617	661
Capital lease	164	198
Investments in securities	46	50
Other	1,049	1,585
Gross deferred tax assets	27,619	26,660
Valuation allowance	(27,619)	(26,660)
Total deferred tax assets	-	-
Deferred tax liabilities	-	-
Net deferred tax assets	$ -	$ -

Other deferred tax assets increased by $365,000 and the valuation allowance increased by $365,000 as a result of the tax effects of the matters discussed in Note 13, Restatement.

In assessing the realizability of deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. As a result of losses incurred in recent years, the Company is in cumulative pre-tax loss position. A cumulative loss position is considered significant negative evidence in assessing the realizability of a deferred tax asset that is difficult to overcome in determining that a valuation allowance is not needed against deferred tax assets. Based on the available positive and negative evidence, the Company concluded that all of the deferred tax assets would not be realized.

As of March 31, 2012, the Company had net operating loss carryforwards totaling $20.3 million. These net operating losses are scheduled to expire starting 2014 through 2021. Japanese taxes on income consist of corporate income taxes, inhabitant taxes and enterprise taxes. The aggregate Japanese statutory tax rate on income before income taxes and minority interests was approximately 40.43% for the years ended March 31, 2011 and 2012. Due to a change in Japanese income tax regulations, the statutory tax rate will be reduced to approximately 39% for 2013 to 2015, then 37% after 2016.

A reconciliation of the differences between the U.S. federal effective statutory tax rate and actual effective tax rate is as follows:

	Years ended March 31
	2012	2011
U.S. federal statutory tax rate	34.00%	34.00%
Foreign rate differential Non-deductible expenses Share based compensation	6.43 (0.15) 4.28	6.43 (0.29) 8.81
Inhabitants’ per capita taxes computed	(0.72)	(1.14)
Prior year’s tax adjustment	(0.59)	-
Changes in valuation allowance	(37.35)	(16.64)
Changes in effective tax rate	-	(27.24)
Other	(6.92)	(4.91)
Actual effective tax rate	(1.02)%	(0.98%)

Note 12 – Related Party Transactions

During the year ended March 31, 2011, the Company paid consulting fees of approximately $617 thousand to an entity that owned by a board member of Kinabasha Japan.  As of February 2011, the individual is no longer a board member of Kinabasha Japan.

The Company is indebted to the Chairman of the Board, Chief Executive Officer and principal shareholder of the Company and members of his family relating to advances to the Company prior to 2008.  As of March 31, 2012 and 2011, the outstanding amount was $2.1 million and $2.4 million, respectively.  The advances do not bear interest, are unsecured, and require principal payments of $583 thousand for each of the years ending March 31, 2013, 2014 and 2015 and a final payment of $345 thousand for the year ending March 31, 2016.

The Company's Chief Executive Officer owns 62.2% of the Company's outstanding common stock. As of March 31, 2012 and 2011, the Company had no related party transactions with the Chief Executive Officer except as described in Note 12.

Note 13 – Restatement

Subsequent to the issuance of the March 31, 2011 consolidated financial statement; management determined that the accounting for contracts with vending machine operators was not accounted for correctly. The Company has contracts with the operators to place vending machines in the Company’s Parlors. Each of the contracts provides for the vendors to make payments to the Company over the term of the contract. The payments are to be earned over the life of the contract or based on the number of units sold from the vending machines. As such the payments should be deferred and amortized over the life of the contracts or units sold. The Company’s consolidated financial statements have been revised to accurately record the deferral and amortization of the contract payments. Accordingly, the consolidated balance sheet, statements of operations, shareholders' deficit and comprehensive loss and cash flows for the year ended March 31, 2011 have been revised as follows:

	Restated	Reclassified
	March 31, 2011	March 31, 2011		Effect of Change
Total Assets	$151,025	$151,025		$-

Total Current Liabilities	172,854	171,949
 905

Total Liabilities	194,290	193,385		905

Total Shareholders' Deficit	(43,265)	(42,360)		(905)

Total Liabilities and Shareholders' Deficit	$151,025	$151,025		$-

	Restated	Reclassified
	March 31, 2011	March 31, 2011		Effect of Change

Net Revenues	$94,886	$95,141		$(255)

Total Cost of Revenue	78,963	78,964		1

Gross Profit	15,923	16,177		(254)

Operating Expenses	19,671	19,671		-

Operating Loss	(3,748)	(3,494)		(254)

Other Income (Expenses)	(8,102)	(8,102)		-

Loss Before Provision for Income Taxes	(11,850)	(11,596)		(254)
				-
Provision for Income Taxes	116	116		-

Net Loss	$(11,966)	$(11,712)	$	(254)

Distribution to non-controlling interest	(84)	(84)
				-
Net Loss Attributable to Common Shareholders	$(12,050)	$(11,796)		$(254)

Basic and diluted loss per common share	$(2.57)	$(2.52)		$(0.05)
Weighted average common share outstanding - basic and diluted	4,686,474	4,686,474

Note 14 - Subsequent Event

On July 1, 2012, the Company sold the business rights for its last three restaurants to Aster Co. Ltd., a company owned by the son of the Chairman of the Board, Chief Executive Officer and principal shareholder of the Company.  In the sale, the Company sold assets consisting principally of consumables, food and kitchen supplies, which were valued at their book value of $83,000 to be paid over three months.   In addition, the Company leased the premises of each of the three restaurants to Aster Co. Ltd. for a two-year term with rents in the aggregate amount of approximately $26,000 per month.

================================================================================================

KINBASHA GAMING INTERNATIONAL, INC.

FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2012 AND 2011

Kinbasha Gaming International, Inc. and Subsidiaries

Condensed Consolidated Balance Sheet (Unaudited)

June 30, 2012

(in thousands, except share and per share amounts)

Assets Current Assets Cash	$5,912
Investment in equity securities	1,333
Inventories	989
Prepaid and other current assets	576
Total Current Assets	8,810
Property and equipment, net	126,471
Deferred income taxes, net	-
Other assets	14,597
Total Assets	$149,878

Liabilities and Shareholders' Deficit
Current Liabilities
Accounts payable and accrued expenses	$29,860
Capital lease obligations	8,439
Notes payable - default	115,707
Bonds	453
Notes payable, current	13,025
Notes payable related parties	1,884
Other liabilities	5,103
Total Current Liabilities	174,471
Notes payable, less current portion	25,847
Total Liabilities	200,318

Commitments and Contingencies - Note 4

Shareholders' Deficit
Common stock, no par value, 12,263,801 shares issued and outstanding	9,462
Restricted retained earnings	1,006
Unrestricted accumulated deficit	(54,407)
Accumulated other comprehensive loss	(6,501)
Total Shareholders' Deficit	(50,440)
Total Liabilities and Shareholders' Deficit	$149,878

See accompanying notes to condensed consolidated financial statements.

Kinbasha Gaming International, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

	Three Months Ended June 30,
	2012	2011
	(in thousands, except share and per share amounts)
Revenues Gaming, net	$22,434	$17,969
Food, beverage and other	1,191	1,112
Net Revenues	23,625	19,081
Cost of Revenues
Cost of revenues, other	324	498
Salaries and wages	5,135	4,506
Depreciation	7,621	7,546
Facilities and other	5,214	4,659
Disposal of property and equipment	653	375
Total Cost of Revenues	18,947	17,584
Gross Profit	4,678	1,497
Operating Expenses
Marketing and advertising	1,071	731
General and administrative	3,638	3,278
Operating Loss	(31)	(2,512)
Other Income (Expense)
Interest income	307	215
Interest expense	(2,176)	(3,007)
Loss Before Provision for Income Taxes	(1,900)	(5,304)
Provision for Income Taxes	-	1
Net Loss	(1,900)	(5,305)
Distribution to minority interest	(22)	(22)
Net Loss Attributable to Common Shareholders	$(1,922)	$(5,327)
Basic and diluted loss per common share	$(0.16)	$(0.72)
Weighted average common shares outstanding - basic and diluted	12,263,801	7,374,191

See accompanying notes to condensed consolidated financial statements.

Kinbasha Gaming International, Inc. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Loss (Unaudited)

	Three Months Ended June 30,
	2012	2011
	(in thousands)

Net Loss	$(1,900)	$(5,305)

Change in unrealized loss for marketable securities	-	(1)
Change in foreign currency translation	(1,650)	(915)
Total other comprehensive loss	(1,650)	(916)

Comprehensive loss	$(3,550)	$(6,221)

See accompanying notes to condensed consolidated financial statements.

Kinbasha Gaming International, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Three Months Ended June 30,
	2012	2011
	(in thousands, except share and per share amounts)
Cash Flows From Operating Activities
Net Loss	$(1,900)	$(5,305)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expense	7,654	7,657
Disposal of property and equipment	653	375
Changes in operating assets and liabilities:
Inventories	(27)	98
Prepaid and other current assets	114	(127)
Accounts payable and accrued expenses	2,868	(69)
Accrued penalties and interest	1,107	1,580
Other liabilities	93	514
Net Cash Provided by Operating Activities	10,562	4,723
Cash Flows From Investing Activities
Purchase of property and equipment	(10,267)	(2,380)
Proceeds from the disposition of property and equipment	59	8
Increase (decrease) in other assets	56	(99)
Net Cash Used in Investing Activities	(10,152)	(2,471)
Cash Flows From Financing Activities
Payments for capital leases	(426)	(784)
Payments for bonds	-	(49)
Borrowings from notes payable	3,971	1,596
Payments for notes payable	(4,109)	(2,425)
Payments for related party notes payable	(281)	(110)
Distribution to minority interest	(21)	(22)
Net Cash Used in Financing Activities	(866)	(1,794)
Foreign Currency Effect on Cash	206	83
Net Increase (Decrease) in Cash	(250)	541
Cash, Beginning of Period	6,162	3,709
Cash, End of Period	$5,912	$4,250
Supplemental disclosure of cash flow information:
Cash paid for interest	$874	$622
Cash paid for income taxes	$-	$-

Noncash investing and financing activity:
Accrued compensation expense for issuance of common stock	$-	$188

See accompanying notes to condensed consolidated financial statements.

Kinbasha Gaming International, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Note 1 – Organization and Business

Kinbasha Gaming International, Inc. ("Kinbasha" or the “Company”) owns and operates retail gaming centers, commonly called "pachinko parlors," in Japan.  These parlors, which resemble Western style casinos, offer customers the opportunity to play the games of chance known as pachinko and pachislo.  Pachinko gaming is one of the largest entertainment business segments in Japan.

These operations are conducted predominately through Kinbasha's 98% owned Japanese subsidiary, Kinbasha Co. Ltd. ("Kinbasha Japan").  Kinbasha Japan has been in this business since 1954.  As of June 30, 2012, the Company operated 21 pachinko parlors, of which 18 were in the Japanese prefecture of Ibaraki, two were in the Tokyo metropolis prefecture, and one was in the Chiba prefecture.

In addition to revenues from its gaming operations, the Company receives income from cigarettes, non-alcoholic beverages and sundry items sold in its pachinko parlors, as well as from three restaurants that are not considered significant to the Company’s operations.

Note 2 – Summary of Significant Accounting Policies

Liquidity

The accompanying condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business.  The Company incurred net losses during fiscal years 2012 and 2011, and the three months ended June 30, 2012, and as of March 31, 2012 and 2011 and June 30, 2012, had working capital and shareholders’ deficits.  Starting in 2006, the Company had begun experiencing financial problems, which has caused it to become delinquent in repayment of a large portion of its debt.  The Company does not have the financial resources or liquidity to repay the debt that is in default.  Most of this debt has been in default for more than six years.  During this period, the Company had worked with its lenders and in many cases has obtained forbearances and loan modifications that have allowed it to effectively extend the maturity of its debt through interest only and/or reduced principal payments, generally negotiated on a six month or annual basis.  Lenders with whom the Company has not negotiated forbearances or loan modifications have accepted lower payments without bringing legal action or foreclosing on their security.

Assuming the Company’s lenders continue to accept payments at levels comparable to the payment levels during the past several years and do not initiate other collection or foreclosure actions, and assuming there is no material adverse change in the pachinko industry generally, the Company believes its business will generate sufficient cash from operations to pay its expenses when due for the next twelve months.  However, at current levels, the Company is not generating sufficient cash flows to make any substantial reduction in its outstanding debt.  The Company will attempt to renegotiate a substantial part of its debt to obtain the forgiveness of some amount of principal and accrued interest (including default interest) and/or the material extension of the maturity dates of the debt.  The Company can provide no assurance that its lenders will agree to any of these changes or will not seek to collect their loans through litigation or foreclosure actions.

There are no assurances that management will be successful in achieving sufficient cash flows to fund the Company’s working capital needs, or whether the Company will be able to refinance or renegotiate its obligations when they become due or raise additional capital through future debt or equity.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  No adjustments have been made to the carrying value of assets or liabilities as a result of this uncertainty

Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) for interim financial information and the instructions to Article 8 of Regulation S-X, and do not include all of the information and footnotes required by GAAP for complete financial statements.  These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes of the Company for the years ended March 31, 2012 and 2011.  The condensed consolidated financial statements as of June 30, 2012 and for the three months ended June 30, 2012 and 2011 are unaudited; however, in the opinion of management these condensed consolidated financial statements reflect all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the results for the periods presented.  The results of operations for the periods presented are not necessarily indicative of the results that might be expected for future interim periods or for the full year.

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.

Actual results could differ from those estimates.

Foreign Currency Translation and Transaction Gains and Losses

The Company records foreign currency translation adjustments and transaction gains and losses in accordance with ASC 830, Foreign Currency Matters.  The functional currency of the Company and its subsidiaries is the Japanese yen.  Gains and losses resulting from the translation of the functional currency into United States dollars for the condensed consolidated financial statement presentation are not included in determining net loss, but are accumulated in the cumulative foreign currency translation adjustment account as a separate component of shareholders’ deficit.  Transaction gains and losses, if any, in foreign currencies are reflected in operations.  During the three months ended June 30, 2012 and 2011, no foreign currency transaction gains or losses were experienced.

The exchange rate as of June 30, 2012 was 79.53 yen to 1 dollar and the average rate was 80.11 yen to 1 dollar for the three months then ended.  The exchange rate as of June 30, 2011 was 80.98 yen to 1 dollar and the average rate was 81.59 yen to 1 dollar for the three months then ended.

Recently Adopted Accounting Pronouncements

Comprehensive Income (Loss)

For the three months ended June 30, 2012, the Company adopted the provisions of ASC 220.  Specifically, the new guidance requires an entity to present components of net income (loss) and other comprehensive income (loss) in one continuous statement, referred to as the statement of comprehensive income (loss), or in two separate, but consecutive statements.  The new guidance eliminates the previous option to report other comprehensive income (loss) and its components in the statement of changes in equity.  While the new guidance changed the presentation of comprehensive income (loss), there were no changes to the components that are recognized in net income (loss) or other comprehensive income (loss) under current accounting guidance.  The adoption of the new guidance did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

Fair Value Measurement

In April 2011, the FASB issued new guidance to achieve common fair value measurement and disclosure requirements between GAAP and International Financial Reporting Standards.  This new guidance amends fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. The new guidance was effective for fiscal years and interim periods beginning after December 15, 2011.  As such, the Company adopted the new guidance in its quarter ended June 30, 2012.  The Company’s adoption of the new guidance did not have a material impact on its consolidated financial position, results of operations or cash flows.

Goodwill Impairment

In September 2011, the FASB issued new guidance simplifying how to test goodwill for impairment.  Under the new guidance, entities may make a qualitative assessment of the likelihood of goodwill impairment in order to determine whether a detailed quantitative analysis is required.  This new guidance was effective for fiscal years and interim periods beginning after December 15, 2011.  As such, the Company adopted the new guidance in its fiscal quarter ended June 30, 2012.  The Company’s adoption of the new guidance did not have a material impact on its consolidated financial position, results of operations or cash flows.

Note 3 – Investment in Equity Securities

Investment in equity securities consisted of the following (in thousands):

June 30, 2012
Available-for-sale securities	$1,333

Activity in our investment in equity securities consisted of the following (in thousands):

June 30, 2012
Cost at beginning of period	$1,281
Foreign currency translation	52
Unrealized losses	-
Balance at end of period	$1,333

Note 4 - Commitments and Contingencies

Capital Leases

The Company leases property and equipment under leases that qualify as capital leases.  The leases are generally for a term of three to eight years and as of December 31, 2011, all of the leases had expired.

The Company is delinquent in the payment of subtainally all of its capital lease obligations.  Therefore, substantially all of the capital leases are in default, which makes the full contractual amount due and payable on demand.  As of June 30, 2012, the date of the most recent consolidated balance sheet, the leasing companies have not accelerated payment.  The leasing arrangements provide for a default penalty of at a rate 14%, per annum, of the unpaid obligation.  For the three months ended June 30, 2012 and 2011, the Company recorded interest and penalty expense of approximately $2.5 million and $2.9 million, respectively.  The capital lease obligation balances include the accrued payable for interest and penalties as of June 30, 2012, which amounted to approximately $8.4 million.  The Company has classified these capital lease obligations along with the associated accrued interest and penalties under current obligations.

Note 5 - Notes Payable - Default

The Company has notes payable-default (“Notes”), almost all of which have been personally guaranteed by the principal shareholder.  The Notes have original due dates ranging from May 2010 through December 2014.  The Notes’ interest rates range from 0.91% to 4.6% with an average of 3.5% per annum.

The Company is delinquent in the payment of principal on the Notes.  Therefore, the Notes are in default, which makes the full contractual amount of principal and accrued interest due and payable on demand.  As of the date of the most recent condensed consolidated balance sheet, the lenders have not started foreclosure.  The Notes provide for a default penalty interest at the rate of 14% per annum of the delinquent balance.  For the three months ended June 30, 2012 and 2011, the Company has recorded interest and default interest expense of approximately $0.8 million and $0.9 million, respectively.  As of June 30, 2012, the Company has accrued interest and default interest of $20.0 million with respect to the Notes. The Company has classified the Notes along with the associated accrued interest and default interest as Note Payable - Default.

Note 6 - Gaming Operations

The Company derives revenues from the operation of pachinko and pachislot games.  The Company is subject to licensing requirements established by the Prefectural Public Safety Commission.  The Company pays sales taxes of 4% of net revenues.

The following table sets forth gaming, net (total wagers less customer payouts) for the periods presented (in thousands):

	For the three months ended June 30,
	2012		2011
	(in thousands)
Total wagers	$134,906	100.0%	$123,751	100.0%
Less pay-outs	112,472	83.4	105,782	85.5
Gaming, net	$22,434	16.6%	$17,969	14.5%

Note 7 – Subsequent Event

On July 1, 2012, the Company sold the business rights for its last three restaurants to Aster Co. Ltd., a company owned by the son of the Chairman of the Board, Chief Executive Officer and principal shareholder of the Company.  In the sale, the Company sold assets consisting principally of consumables, food and kitchen supplies, which were valued at their book value of $83,000 to be paid over three months.   In addition, the Company leased the premises of each of the three restaurants to Aster Co. Ltd. for a two-year term with rents in the aggregate amount of approximately $26,000 per month.